As filed with the Securities and Exchange Commission on October 5, 2000

                                                     Registration Nos. 333-83719
                                                                        811-2162


                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [ ]

Pre-Effective Amendment No. 1                               [x]

Post-Effective Amendment No. __                             [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940                                         [ ]
Amendment No. 16                                            [x]

                        (Check appropriate box or boxes)

                      General American Separate Account Two
                      -------------------------------------
                           (Exact Name of Registrant)

                     General American Life Insurance Company
                     ---------------------------------------
                               (Name of Depositor)

                                700 Market Street
                               St. Louis, MO 63101
--------------------------------------------------------------------------------
               (Address of Depositor's Principal Executive office)

                                 (314) 231-1700
--------------------------------------------------------------------------------
                          Depositor's Telephone Number

                           William L. Hutton, Esquire
                     General American Life Insurance Company
                                700 Market Street
                               St. Louis, MO 63101
-------------------------------------------------------------------------------
                     (Name and address of Agent for Service)

                                    Copy to:

                         Raymond A. O'Hara III, Esquire
                        Blazzard, Grodd & Hasenauer, P.C.
                               943 Post Road East
                               Westport, CT 06880

                  Approximate date of proposed public offering:
                  As soon as practicable after effectiveness of
                           the Registration Statement

     Title of Securities Being Registered: Group Variable Annuity Contracts


                                        1




The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                              Cross Reference Sheet
                     Pursuant to Rules 481 and 495, '33 Act

 Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration
                  Statement of Information Required by Form N-4

                         ******************************





                                     PART A

Item of Form N-4                                              Prospectus Caption

1.       Cover Page....................................................Cover Page
2.       Definitions...................................................Index of Special Terms
3.       Synopsis......................................................Expense Table
4.       Condensed Financial Information...............................Condensed Financial Information
5.       General Description of Depositor, Registrant and
                   Portfolio Companies.................................The Company;
                                                                       The Funds
6.       Deductions and Expenses.......................................Charges and
                                                                       Deductions
7.       General Description of the Variable
                  Annuity Contracts....................................The Contracts
8.       Annuity Period................................................The Contracts
9.       Death Benefit.................................................Distributions Under
                                                                       the Contracts
10.      Purchases and Contract Value..................................The Contracts
11.      Redemptions...................................................Distributions Under the Contracts
12.      Taxes    .....................................................Federal Tax Matters
13.      Legal Proceedings.............................................None
14.      Table of Contents of the
         Statement of Additional
         Information...................................................Table of Contents for
                                                                       Statement of Additional Information

                                     PART B
                                                                     SAI Caption

15.      Cover Page....................................................Cover Page
16.      Table of Contents.............................................Table of Contents
17.      General Information and History...............................The Company and the Separate
                                                                       Account (Part A)
18.       Services.....................................................Not Applicable
19.       Purchase of Securities Being Offered.........................Distribution of the Contract
20.      Underwriters..................................................Distribution of the Contract
21.      Calculation of Performance Data...............................Money Market Yield Calculation
22.      Annuity Payments..............................................Annuity Payments (Part A)
23.      Financial Statements..........................................Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                   Prospectus
                                     for the
                        GROUP VARIABLE ANNUITY CONTRACTS
                                   Offered by
                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                              (A Missouri Company)
                                700 Market Street
                            St. Louis, Missouri 63101
                                 1-800-449-6447
================================================================================


This Prospectus describes group variable annuity contracts offered by General American Life Insurance Company ("we, us, our"). The Contracts are designed to fund retirement plans and provide for the accumulation of capital on a tax-favored basis for retirement or other long-term purposes. The Contracts may be purchased with an initial payment of One Million Dollars ($1,000,000).

You have significant flexibility in determining the frequency and amount of each Contribution.

Surrenders or partial withdrawals may be made at any time, although they may be subject to a withdrawal or surrender charge and tax penalty. Any amount surrendered or withdrawn may be paid in a lump sum. When a plan participant retires, the Contract allows you to pay the retirees' benefits by purchasing an annuity from us in the form that we offer at that time.

The Contracts have a variety of investment choices (two different "Funds"). The Funds available are portfolios of General American Capital Company which are listed below.

                               S&P 500 Index Fund

                                Money Market Fund

You can put your money in either of these Funds, which are offered through our separate account, General American Separate Account Two. A separate account is not a separate legal entity but is used to segregate the various types of products we offer and the investments made by owners of those products. Separate Account Two is used for investments in our annuity products.

The value of amounts accumulated under the Contract will vary in accordance with the investment performance of the Funds you select. Because you select the investment funds and allocations, you bear the entire investment risk under the Contract for amounts invested in the Funds.

Please read this Prospectus before investing. A Statement of Additional Information ("SAI") about the Contracts and the Separate Account is available free by writing us at: Variable Annuity Administration Department, P.O. Box 14490, St. Louis, MO 63178-4490 or by calling 800-449-6447. The SAI, dated
____________, 2000, has been filed with the Securities and Exchange Commission and is legally part of the Prospectus. The table of contents of the SAI is on page ____ of this Prospectus.

================================================================================

This Prospectus Must Be Accompanied by a Current Prospectus for General American Capital Company.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined that this Prospectus is accurate or complete. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     Please Read This Prospectus Carefully And Keep It For Future Reference.

                   This Prospectus is dated ___________, 2000

                  The Contract is not available in all States.


===================================================================================================================
                                                 TABLE OF CONTENTS
===================================================================================================================


INDEX OF SPECIAL TERMS...............................................................................................4

HIGHLIGHTS...........................................................................................................4

EXPENSE TABLE........................................................................................................5

THE COMPANY AND THE SEPARATE ACCOUNT
The Company..........................................................................................................7
Separate Account Two.................................................................................................7

THE FUNDS............................................................................................................8

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS.................................................................9

THE CONTRACTS.......................................................................................................10
Contract Application................................................................................................10
Allocation of Contributions.........................................................................................10
Accumulated Value ..................................................................................................11
Net Investment Factor...............................................................................................11
Transfers...........................................................................................................12
Contract Owner Inquiries............................................................................................12

CHARGES AND DEDUCTIONS..............................................................................................12
Surrender Charges (Contingent Deferred Sales Charge)................................................................12





Asset Charge........................................................................................................13
Exchange Adjustment.................................................................................................14
Premium Tax.........................................................................................................15
Federal Income Tax..................................................................................................16
Expenses - Capital Company .........................................................................................16

DISTRIBUTIONS UNDER THE CONTRACTS...................................................................................16
Surrenders and Partial Withdrawals..................................................................................16
Deferment of Payment................................................................................................17

FEDERAL TAX MATTERS.................................................................................................17
Introduction........................................................................................................17
Taxation of General American........................................................................................18
Tax Status of Qualified Contracts...................................................................................18
Code Section 403(b) Plans...........................................................................................19
Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans........................................................19
Deferred Compensation Plans.........................................................................................19
Restrictions Under Qualified Contracts..............................................................................20
Possible Tax Law Changes............................................................................................20

DISTRIBUTOR OF THE CONTRACTS........................................................................................20

VOTING RIGHTS.......................................................................................................21

CONDENSED FINANCIAL INFORMATION.....................................................................................22
LEGAL PROCEEDINGS...................................................................................................22
STATEMENT OF ADDITIONAL INFORMATION...................................................................................


INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                                                                   Page

Accumulated Value...................................................................................................11

Annuitant...........................................................................................................17

Business Day........................................................................................................10

Companion Contract..................................................................................................10

Contract Year........................................................................................................5





Exchange Adjustment..............................................................................................14-15

Fund (or "Funds")....................................................................................................8

Participant.........................................................................................................10

Qualified Contracts.................................................................................................17

Valuation Period....................................................................................................11


================================================================================

                                   HIGHLIGHTS

================================================================================
================================================================================



The Contracts allow a Plan to accumulate funds on a tax-favored basis and to provide for the payment of annuity benefits when desired, based on the investment performance of the funds in which you invest. A "Plan" is a retirement plan that is the purchaser of a Contract. The Contracts are designed for use in connection with the following retirement plans: (1) pension and profit sharing plans, (2) annuity purchase agreements which are adopted for employees by public school systems and by organizations that are tax exempt under Section 501(c)(3) of the Code, and (3) plans established under Section 457 of the Internal Revenue Code of 1986, as amended ("Code").

A Contract may be purchased with an Initial Contribution of at least One Million Dollars ($1,000,000) from any of these retirement plans. Additional Contributions after the Initial Contribution are permitted but not required. The source of the funds affects the way annuity investments are taxed, but not the operation of the Contracts. (See "Federal Tax Matters")

If a Plan wants to transfer assets to a Contract from some other fund or investment, but would lose a portion of the assets as a result of the termination provisions of the original investment, we may provide an Exchange Adjustment as a credit to the Accumulated Value to make up all or a portion of the difference (up to 3% of the original value of the assets). For contracts with an Exchange Adjustment a fee ranging from .25% to .75% on account value is charged to recoup the Exchange Adjustment credit plus interest and, as a result, the fees and charges are higher than they would be without receiving the exchange credit. (See "Exchange Adjustment")

You can allocate contributions to two divisions of the Separate Account, each of which will invest in shares of a corresponding Fund of General American Capital Company ("Capital Company"). The assets of each Fund are held separately from the other Funds and each has distinct investment objectives and policies which are described in the accompanying Prospectus of Capital Company. (See "General

American Capital Company"). Contributions may be allocated among one or more of the Funds or to a Companion Contract in accordance with the allocation percentages selected by you in your Contract application. All allocations must be in whole percents and total 100%. Allocations for additional contributions may be changed by sending written notice to us. (See "Allocation of Contributions")

We deduct a daily charge equal to a percentage of the value of the net assets in the Separate Account for the expense risks assumed by us and for the cost of distributing and administering these Contracts. The effective annual rate of this charge is .85%. If there is an Exchange Adjustment, this rate could be as high as 1.60% (see "Exchange Adjustment").

In order to permit investment of the entire Contribution, we currently do not deduct sales charges at the time of investment. All or part of the Accumulated Value of the Contract may be withdrawn before it is applied to provide annuitization payments. However, amounts withdrawn may be subject to a surrender charge depending on how long the contract has been in force to cover certain expenses relating to the sale of the Contracts, including commissions to registered representatives and other promotional expenses. (See "Surrender Charges")


================================================================================

                                  EXPENSE TABLE

================================================================================
================================================================================



Owner Transaction Expenses

         Sales Load Imposed on Contributions.............0%

         Maximum Surrender Charge........................6%

         (as a percentage of amount withdrawn)

         Contract Years 1-7..............................  6%

         Contract Year 8 +...............................  0%

(The surrender charge applies when amounts are withdrawn. Up to 30% of the Accumulated Value at the beginning of the Contract Year may be withdrawn in any Contract Year without incurring a surrender charge if made due to a Participant's death, disability, retirement, termination of employment or other distributable event as permitted under the terms of a Plan. A Contract Year is a period of 12 months starting with the date the Contract becomes effective or the annual anniversary of such date.)

         Transfer Charge................................  None



Separate Account Annual Fees (as a percentage of Accumulated Value)

         Daily Asset Charge.............................. .85%

         Exchange Adjustment Charge percentage..........   0.00% - 0.75%

The Daily Asset Charge covers the expense of administering the Contracts and mortality and expense risks. (See "Charges and Deductions - Asset Charge"). The Exchange Adjustment Charge percentage depends on the level of Exchange Adjustment (if any) and is expressed as a percentage of the Accumulated Value.

Fund Annual Expenses (as a percentage of average net assets of the Fund)

                  General American Capital Company Annual Fund Expenses:

                               Investment              Administration              Total Fund
Fund                          Advisory Fees                 Fees               Operating Expenses
----                          -------------                 ----               ------------------
S & P 500 Index Fund             0.250%                    0.050%                    0.300%
Money Market Fund                0.125%                    0.080%                    0.205%

Examples

If you surrendered your Contract after the end of the specified time period, you would pay the following aggregate expenses on a $1,000 investment, assuming a 5% annual return:

                                              1 Year              3 Years
                                              ------              -------
S & P 500 Index Fund                            $74.03            $103.74
Money Market Fund                                73.13             100.95

If you do not surrender your Contract or you annuitize after the end of the specified time period, you would pay the following aggregate expenses on the same investment:

                                              1 Year              3 Years
                                              ------              -------
S & P 500 Index Fund                            $11.72              $36.54
Money Market Fund                                10.76               33.56

The purpose of the tables above is to help you understand the costs and expenses that you will bear directly or indirectly. The examples above are not a representation of actual, past or future expenses, and actual expenses may be higher or lower than those shown. The assumed 5% annual return is hypothetical and does not represent actual returns, which may be greater or less than the assumed rate. Neither the table nor the examples reflect any premium taxes that may be applicable to a Contract; such taxes currently range from 0% to 3.5%. The above table and examples reflect only the charges for contracts currently offered by this Prospectus and not any other contracts that may utilize Separate Account Two. For further details, see Charges and Deductions.


================================================================================

                      THE COMPANY AND THE SEPARATE ACCOUNT

================================================================================

================================================================================

                                   The Company

We are an insurance company that is wholly-owned by GenAmerica Corporation. GenAmerica Corporation is wholly-owned by Metropolitan Life Insurance Company, a New York insurance company ("MetLife"). We were chartered in 1933 and since then have continuously engaged in the business of life insurance, annuities, and accident and health insurance. Our National Headquarters is located at 700 Market Street, St. Louis, Missouri 63101. The telephone number is 314-231-1700. We are licensed to do business in 49 states of the U.S., the District of Columbia, Puerto Rico, and are registered in Canada and licensed in the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Quebec, and Saskatchewan.

We conduct a conventional life insurance business. Assets derived from our business should be considered by purchasers of variable annuity contracts only as bearing upon our ability to meet our obligations under the variable annuity contracts and should not be considered as bearing on the investment performance of the Separate Account.



                              Separate Account Two

Separate Account Two was established on October 22, 1970. Although the Separate Account is an integral part of our corporation, it is not a separate legal entity. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 (the "1940 Act"). This registration does not involve supervision by the SEC of our management or investment practices or policies or those of the Separate Account.

Payments are made into the Separate Account from individual and group variable annuity contracts entitled to tax benefits under Sections 401, 403(b), 408, and 457 of the Internal Revenue Code ("Code"), and also from individual variable annuity contracts not entitled to any special tax benefits. Such payments are pooled together and invested separately from our General Account (the general assets of the insurance company other than separate account assets). The persons participating in these Contracts look to the investment experience of the assets in the Separate Account.

The net assets of the Separate Account are held for the exclusive benefit of you and the persons entitled to payments under the Contract or other contracts with funds in Separate Account Two. The net assets of the Separate Account are not chargeable with liabilities due to any other business conducted by us.

On February 23, 1988, pursuant to the vote of the contract owners, the Separate Account was changed from a management investment company with a single equity investment portfolio, to a unit investment trust with various divisions. Each division invests its assets in shares of the corresponding Funds described below. We may establish additional divisions as the need arises.


================================================================================

                                    THE FUNDS

================================================================================

================================================================================

                        General American Capital Company


General American Capital Company is a "series mutual fund" company that was organized as a Maryland corporation on November 5, 1985, and commenced operations on October 1, 1987.

Conning  Asset  Management  Company  ("Investment  Adviser")  is the  adviser to
Capital Company. On August 1, 1996, General American Investment Management Company changed its name to Conning Asset Management Company. The Investment Adviser provides investment advisory services to Capital Company in accordance with the policies, programs, and guidelines established by the Board of Directors of Capital Company. Each Fund pays the Investment Adviser a monthly fee for managing its investments and business affairs.

Capital Company currently operates eight separate investment Funds, but only the S & P 500 Index Fund and the Money Market Fund are available to you under a Contract. The assets of each Fund are held separate from the assets of the other Funds and each Fund has separate investment objectives and policies. As a result, each Fund operates as a separate investment portfolio and the investment performance of one Fund has no effect on the investment performance of any other Fund.

The names and investment objectives of the available Funds are as follows:

S & P 500 INDEX FUND: The investment objective of this Fund is to provide investment results that parallel the price and yield performance of publicly traded common stocks in the aggregate. The Fund uses the Standard and Poor's 500 Stock Price Index* as its standard for performance comparison. The Fund attempts to duplicate the performance of the index and includes dividend income as the other component of the Fund's total return.

* The term Standard and Poor's 500 Stock Price Index is a registered trademark of the Standard and Poor's Corporation.

MONEY MARKET FUND: The investment objective of this Fund is the highest level of current income that is consistent with the preservation of capital and maintenance of liquidity. This Fund invests primarily in high-quality, short-term money market instruments.

THERE IS NO ASSURANCE THAT EITHER OF THESE FUNDS WILL ATTAIN ITS STATED OBJECTIVE, OR THAT THE OBJECTIVE CAN BE SUSTAINED IF ATTAINED.

Additional information concerning the investment objectives and policies of the Funds and the investment advisory services and charges can be found in the current Prospectus for Capital Company, which is attached to this Prospectus. Capital Company's Prospectus should be read carefully before any decision is made concerning the allocation of Contributions to a Division that corresponds to a particular Fund.

Capital Company is registered with the SEC as an open-end, diversified, management investment company. Registration with the SEC does not involve supervision of the management or investment practices or policies of Capital Company by the SEC. Shares of Capital Company will be sold to our separate accounts other than the Separate Account, including those which receive and invest premiums under variable life insurance policies issued by us. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts to invest simultaneously in Capital Company, although currently neither we nor Capital Company foresees any such disadvantages to owners of either variable annuity contracts or variable life insurance policies. Capital Company's Board of Directors intends to monitor events in order to identify any material conflicts between such owners and to determine what action, if any, should be taken in response thereto. See the Prospectus for Capital Company for more details.




================================================================================

              ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

================================================================================

================================================================================

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. We also reserve the right to eliminate the shares of any of the Funds of Capital Company and to substitute shares of another Fund of Capital Company, or of another registered open-end, management investment company. Such a change might occur if the shares of a Fund are no longer available for investment, or if in our judgment further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account. We will not replace any shares attributable to your interest in a division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by you.

We also reserve the right to establish additional divisions of the Separate Account, each of which would invest in a new Fund of Capital Company, or in shares of another investment company, with a specified investment objective. New divisions may be established when, in our discretion, marketing needs or investment conditions warrant, and any new division will be made available to you on a basis to be determined by us. To the extent approved by the SEC (as required), we may also eliminate or combine one or more divisions, substitute one division for another division, or transfer assets between divisions if, in our sole discretion, marketing, tax, or investment conditions warrant.

In the event of a substitution or change, we may make such changes we consider necessary in the Contracts by appropriate endorsement. We will notify you of any such changes.

If we deem it to be in the best interests of persons having voting rights under the Contracts, and to the extent any necessary SEC approvals or votes from you are obtained, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with our other separate accounts. To the extent permitted by applicable law, we may also transfer the assets of the Separate Account associated with the Contracts to another separate account.



================================================================================

                                  THE CONTRACTS

================================================================================

================================================================================

The Contracts consist of a group variable annuity contract for use in qualified pension and profit sharing plans including Tax Sheltered Annuity (Section 403(b) annuity) Plans and also deferred compensation plans under Code Section 457. The Contracts are to be sold to Plan trustees on an unallocated basis. A Participant is an eligible employee of the employer for whom benefits are to be provided under the Contract in accordance with the terms of the Plan. The accounts of individual Participants may be administered by the Plan or by a third party, but the contractual relationship is between us and the Plan. Any benefits for individual Participants are governed by the terms of the Plan. The purpose of the Contracts is to provide a funding vehicle at the Plan level. The rights and benefits of the Contracts are described below and in the Contracts; however, we reserve the right to make any modification to conform the Contracts to, or to give you the benefit of, any Federal or state statute or any rule or regulation of the United States Treasury Department.


Contract Application

If you wish to purchase a Contract, you must complete an application and provide an Initial Contribution. If the application can be accepted in the form received, the Initial Contribution will be credited within two Business Days after receipt of the application. A Business Day is any day on which we are open for business and the New York Stock Exchange is open for trading. Acceptance is subject to our rules, and we reserve the right to reject any application or Initial Contribution. We may retain the Initial Contribution for up to five Business Days while attempting to complete an application that is not in good order (missing information, etc.). If the application cannot be made in good order within five Business Days, the Initial Contribution will be returned immediately unless you consent in writing to our retention of the Initial Contribution until the application is in good order.

All Contributions received by us will be credited at a price based on the net asset value for the applicable Fund(s) which is next computed after receipt of the Contribution(s). The Accumulated Value is determined each Business Day at 4:00 p.m. (Eastern Time).

Contributions are limited to contributions under and proceeds from certain qualified plans. Additional contributions are credited to the Contract and increase the amount of the Accumulated Value as of the next close of business (on a Business Day) following receipt of the payment to us.

For some Contracts, we may credit an Exchange Adjustment, which is an amount credited to the Contract to make up for a decrease in the amount of Plan assets following the liquidation or surrender of another investment for the purpose of investing in the Contract. An Exchange Adjustment has the same effect as a Contribution, except that if there is an Exchange Adjustment, there will be additional charges (see "Exchange Adjustment").


Allocation of Contributions

You specify in the Contract application how contributions will be allocated. You may allocate each contribution to one or more of the divisions and any Companion

Contracts as long as such portions are in whole number percentages and total 100%. A "Companion Contract" is an additional contract that provides for fixed benefits. If a Companion Contract is available to you, it will be listed on the contract specifications page of your Contract. You may choose to allocate nothing to a particular division or Companion Contract. You may change the allocation instructions for future additional contributions by sending a Written Notice.

The contributions (and Exchange Adjustment, if any) then will be allocated among the divisions and Companion Contracts in accordance with the instructions.


Accumulated Value

The Accumulated Value will be determined each Business Day at 4:00 p.m. (Eastern
Time). On the investment start date (the date the Initial Contribution is applied to the divisions of the Separate Account, which is the date the Initial Contribution is received by us), the Accumulated Value in a division will equal the portion of any Contribution or Exchange Adjustment allocated to the division.

Thereafter, on each Business Day, the Accumulated Value in a division of the Separate Account will equal:

(i) The Accumulated Value in the division on the preceding Business Day, multiplied by the division Net Investment Factor (defined below) for the current Valuation Period; plus

(ii) Any Contributions received or Exchange Adjustment credited during the current Valuation Period which are allocated to the division; plus

(iii)Any amounts transferred to the division from a Companion Contract or from another division during the current Valuation Period; minus

(iv) That portion transferred from the division to a Companion Contract, or another division during the current Valuation Period (including any transfer charges); minus

(v) Any partial withdrawals from the division during the current Valuation Period; minus

(vi) Any withdrawal or surrender charges incurred during the current Valuation Period in connection with a partial withdrawal.

     A Valuation Period is any period between two successive Business Days commencing at the close of business of the first Business Day and ending at the close of business of the following Business Day.


Net Investment Factor

The Net Investment Factor measures the investment performance of a division during a Valuation Period. The Net Investment Factor for each division for a Valuation Period is calculated as follows:

(i)  The value of the assets at the end of the preceding Valuation Period; plus

(ii) The investment income and capital gains-realized or unrealized-credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(iii)The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(iv) Any amount charged against each division for taxes, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each division; minus

(v) A charge not to exceed .0043836% of the assets for each day in the Valuation Period. This corresponds to 1.60% per year (including the maximum Exchange Adjustment Charge percentage); divided by

(vi) The value of the assets at the end of the preceding Valuation Period.


The Accumulated Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Funds of Capital Company as well as the daily deduction of charges.


Transfers

You may transfer amounts as follows:

1) Between one or more of the divisions of the Separate Account and a Companion Contract; or

2)   Among the divisions of the Separate Account.

These transfers will be subject to the following rules:

1) Transfers must be made by Written Request or by such other means as is acceptable to both you and us.

2) Transfers from or among the divisions of the Separate Account may be made at any time.

3) Transfers from a Companion Contract will be subject to the terms of that contract.

We may revoke or modify the transfer privilege at any time, including the minimum amount for a transfer and the transfer charge, if any.

Inquiries from You

We perform all administrative functions in connection with the Contracts such as underwriting, record keeping, and reporting. Any questions or inquiries you have should be addressed to General American Retirement Plans Group, Recordkeeping & Accounting Department, 9735 Landmark Parkway Drive, St. Louis, Missouri 63127-1690 or made by calling (800) 446-5763. All inquiries should include your contract number and name.


================================================================================

                             CHARGES AND DEDUCTIONS

================================================================================

================================================================================

No deductions are made from the Initial Contribution unless a state premium tax or other tax is due. (See "Taxes"). Therefore, the full amount of the Initial Contribution less any applicable state or other tax is invested in one or more of the divisions of the Separate Account and/or a Companion Contract to increase the potential for investment gain.


Surrender Charges (Contingent Deferred Sales Charge)

Since no deduction for a sales charge is made from Contributions, a surrender charge is imposed on certain surrenders and withdrawals to cover certain expenses relating to the sale of the Contracts, including commissions to registered representatives and other promotional expenses.

Upon surrender of the Contract or a withdrawal of funds on deposit, we will deduct a surrender charge. The surrender charge percentage is based on the age of the Contract as shown in the following schedule:


                                         Surrender Charge
                Contract Year               Percentage
                -------------               ----------

                     1-7                        6%
                     8+                         0%

The surrender charge is calculated by multiplying the applicable surrender charge percentage by the gross withdrawal amount. The total amount deducted from the Accumulated Value of the Contract is the sum of the surrender charge and the amount disbursed to you. If the sum of the disbursed amount and the surrender charge exceed the Accumulated Value of the Contract, the withdrawal will be considered a full surrender. Upon full surrender, the surrender charge is calculated by multiplying the surrender charge percentage by the Contract's Accumulated Value. The difference between the Accumulated Value and the surrender charge is disbursed to you.

There will be no surrender charge after the seventh Contract Year. In addition, surrender charges are not applied to withdrawals made in the event of a Participant's death, disability, termination of employment, retirement, or other distributable event permitted by the Plan, unless the sum of such withdrawals within a Contract Year exceeds 30% of the Accumulated Value at the beginning of the Contract Year.

The age of the Contract, rather than the length of time a certain sum has been in the Separate Account, determines the amount of the surrender charge in cases of withdrawal, so no attempt is made to identify which dollars are being withdrawn.

The surrender charge may not initially be adequate to recover all distribution costs. Any shortfall will be borne by us from our general assets, including profits derived from the Separate Account daily asset charge, if any.

The surrender charge will be allocated pro rata among the divisions based on the values held in the divisions prior to the withdrawal. In the case of a surrender, the surrender charge is deducted from the amount paid to you.

Asset Charge

Asset charges cover the expense of administering the Contracts and mortality and expense risks. Asset charges are made each Business Day as a percentage of the Accumulated Value of the Contract. A portion of the asset charge also may be used for distribution expenses of the Contracts. The charge for mortality and expense risk is 0.85% annually.

The mortality risk we assume is that Annuitants may live longer than the time estimated when the risk in the Contract is established. We agree to continue to pay annuity installments, determined in accordance with administrative rules in effect at the time of annuitization, to each Annuitant regardless of how long he lives and regardless of how long all Annuitants as a group live.

The expense risk we assume is that if the charge for mortality and expenses is not sufficient to cover administrative expenses, the deficiency will be met from our General Account assets.

Further, we can modify a group Contract prospectively. However, modifications cannot affect an Annuitant in any manner without the Annuitant's written consent, unless such modification is deemed necessary to give you or Annuitants the benefit of Federal or state statutes or Treasury Department rules or regulations.

In addition, we assure that the Separate Account will not be charged with any further expenses other than taxes applicable to the Separate Account. There currently are no taxes assessed against the Separate Account with respect to funds held under the Contracts (See "Federal Tax Matters").



Exchange Adjustment

We may elect to credit qualifying Contract owners with an "Exchange Adjustment" if the net amount your Plan receives as a result of the liquidation or surrender of the Plan's old contract to obtain funds for deposit into our Contract reflects a reduction in value imposed due to the liquidation or surrender. The Exchange Adjustment will be in an amount equal to all or a portion of the charges incurred by the Plan as a result of the liquidation or surrender of its previous contract. We will determine the availability and amount of the Exchange Adjustment based upon an analysis of each potential Contract. We are not offering Exchange Adjustments greater than 3% under our current administrative rules.

As discussed above under "Asset Charge," we impose a daily asset charge to cover certain expenses. If your Contract is credited with an Exchange Adjustment, we attribute a portion of the daily asset charge to cover the cost of the Exchange Adjustment. Contracts credited with an Exchange Adjustment will incur a deduction for this "Additional Charge," which is based upon a percentage of the Accumulated Value. Although additional Contributions are not credited with an Exchange Adjustment, the Additional Charge is assessed on the Accumulated Value of the Contract. On an annual basis, the Additional Charge will be as follows:

      Additional Charge                  Exchange Adjustment*
      -----------------                  --------------------
               .00%                               0%
               .25%                               more than 0 up to 1%
               .50%                               more than 1% up to 2%
               .75%                               more than 2% up to 3%

*As a percent of the sum of the Plan's Initial Contribution and the dollar amount of the Exchange Adjustment.

The Additional Charge will be the same for all Contract owners who receive the same level of Exchange Adjustment. For example, all Contract owners who receive an Exchange Adjustment of 2% will incur the same Additional Charge of .50%.

The Additional Charge will not be assessed for more than seven (7) years after the Contract's issue date, and in some situations may be assessed for less than seven (7) years. In order to determine when to stop assessing the Additional Charge, we will perform a separate calculation at the end of each quarter to estimate the amount that was deducted from your Contract during the quarter as a result of the application of the Additional Charge. We estimate this amount by multiplying the quarterly equivalent of the Additional Charge by the average Accumulated Value for the quarter. The Average Accumulated Value is the sum of the Accumulated Values as of the end of each of the three months in the quarter, divided by three.

A contract with an Exchange Adjustment will initially have an Accumulated Value greater than a similar contract without an Exchange Adjustment. The situations where a contract could ultimately have a lower Accumulated Value by having received the Exchange Adjustment could include the following:

     (1) Where the return on the Accumulated Value is less than the interest charged in the amortization of the Exchange Adjustment.

     (2) Where the average of actual daily Accumulated Values for a quarter is greater than the average of the Accumulated Values as of the beginning and end of the quarter in one or more quarters.

The Additional Charge is discontinued when the cumulative estimated amount of Additional Charges, with accrued interest at the rate specified in your Contract, equals or exceeds the dollar amount of your Exchange Adjustment, with interest accumulated at the same rate. Because we review the relative amounts of cumulative Additional Charges and Exchange Adjustment, both accumulated with interest, each quarter, it is possible that the Additional Charges, with interest, could exceed the Exchange Adjustment, with interest, by an amount ranging from zero to the Additional Charge for one full quarter.

In the future, we may change the Additional Charge and adjust the interest rate offered to new Contract owners to reflect market conditions.

Premium Tax

Under the laws of certain jurisdictions, taxes are charged on so-called "annuity considerations." Such taxes range from 0% to 3.50%. Premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretations, both of which may affect the applicable tax rates.

Laws relating to premium taxes and the interpretations of such laws are subject to changes that may affect the deductions, if any, made under Contracts for such taxes. Some jurisdictions permit payment of premium tax on the Accumulated Value that is applied to provide an Annuity. In those places, we do not make any separate deductions for premium tax from Contributions, as we are permitted to do under the Contracts, but defer any separate deductions for such taxes until the Accumulated Value is applied to provide annuity payments. (Although we may be required in some of these jurisdictions to pay premium tax currently on surrender charges, we presently intend to pay the taxes out of the deductions and charges made against all Contracts.) We plan, where permissible, to defer any separate deductions for premium tax until the Accumulated Value is applied to provide annuity payments, at which time the amount of any applicable premium tax will be measured by the Accumulated Value. However, in some jurisdictions the premium tax rate may be applied to Contributions, and in those cases the deductions for such taxes will be made when the payments are received. Thus, we reserve the right to make a separate deduction from each Contribution, or from the Accumulated Value, depending on which method or combination of methods results in the appropriate deduction for applicable premium tax.


Federal Income Tax

We do not expect to incur any Federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Contracts (See "Federal Tax Matters"). Based upon these expectations, no charge is being made currently to the Separate Account for corporate Federal income taxes which may be attributable to the Separate Account.

We will periodically review the question of a charge to the Separate Account for corporate Federal income taxes related to the Separate Account. Such a charge may be made in future years for any Federal income taxes incurred by us. This might become necessary if our tax treatment is ultimately determined to be other than what we currently believe it to be, if there are changes made in the Federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we incur Federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Contracts, the Unit Values of the divisions would be correspondingly adjusted by any provision or charge for such taxes.


Expenses - Capital Company

The value of the assets in the Separate Account will reflect the value of the applicable Capital Company shares and, therefore, the fees and expenses paid by them. A complete description of the expenses and deductions from the Funds is in the Capital Company prospectus.


================================================================================

                        DISTRIBUTIONS UNDER THE CONTRACTS

================================================================================

================================================================================

Surrenders and Partial Withdrawals

You may surrender the Contract or make a partial withdrawal to receive all or part of the Accumulated Value at any time by sending a Written Request or by such other form as is acceptable to you and us. The amount available for surrender or partial withdrawal is the Accumulated Value at the time of the Valuation Period during which the Written Request is received, less any surrender or withdrawal charges. In the event of a partial withdrawal, the amount of any withdrawal charge will be deducted from the remaining Accumulated Value and not from the amount withdrawn. The amount payable upon surrender or withdrawal may be paid in a lump sum to you. In the absence of specific direction from you, amounts will be withdrawn from the divisions on a pro rata basis.

A  partial  withdrawal  results  in  cancellation  of an  appropriate  number of accumulation units; a surrender requires surrender of the Contract and cancellation of all accumulation units. Any surrender or withdrawal within the first seven Contract Years will result in the application of a surrender charge except that you may withdraw up to 30% of the Accumulated Value without the application of the surrender charge, if such withdrawals are due to a Participant's death, disability, retirement, termination of employment, or other distributable event permitted by the Plan (See "Charges and Deductions").

The amount payable on surrender or withdrawal will ordinarily be paid within seven days after receipt by us of the Written Request on a duly executed form which may be obtained from us. Payment may be postponed and the right of redemption suspended as described under "Deferment of Payment".

Because you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders and withdrawals are subject to a surrender or withdrawal charge, the total amount paid under surrender of the Contract (taking into account any prior withdrawals) may be more or less than the total Contributions made.


Deferment of Payment

Payment of any cash withdrawal or lump sum benefit due from the Separate Account will occur within seven days from the date the election becomes effective, except that we may be permitted to defer such payment if: (l) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission or the Commission requires that trading be restricted; or (3) the Securities and Exchange Commission permits a delay for the protection of you.



Annuity Payments

Upon retirement of a Plan Participant, the Contract allows you to select payment of the retiree's benefits by purchasing an annuity from us, in the form that we offer at that time.


================================================================================

                               FEDERAL TAX MATTERS

================================================================================
================================================================================


THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE.


Introduction

The following discussion is a general description of the Federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a
distribution   under  the  Contract.   Any  person  concerned  about  these  tax
implications should consult a competent tax adviser before initiating any transaction. The discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). Qualified Contracts are intended to be purchased in connection with retirement plans entitled to special income tax treatment under Sections 401(a) and 457 of the Code or as tax sheltered annuities under Section 403(b) of the Code. The ultimate effect of Federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to you, the Annuitant, or the beneficiary depends on the type of retirement plan and on the tax and employment status of the individual concerned. An Annuitant is a Participant who may receive annuity payments from the Plan. In addition, certain requirements must be satisfied in purchasing a Qualified Contract and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, a purchaser of a Qualified Contract should seek competent legal and tax advice regarding the suitability of the Contract for his or her situation, the applicable requirements and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.


Taxation of Our Company

We are taxed as a life insurance company under Part I of Subchapter L of the Code. Since the operations of the Separate Account form a part of our company, the Separate Account will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contract. Under existing Federal income tax law, we believe that the investment income and realized net capital gains of the Separate Account will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract.

Accordingly, we do not anticipate that we will incur any Federal income tax liability attributable to the Separate Account and, therefore, we do not intend to make provisions for any such taxes. However, if changes in the Federal tax laws or interpretations of those laws result in us being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside amounts to pay such taxes.



Tax Status of Qualified Contracts

The Contract is designed for use with several types of retirement plans. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.

The Code generally provides that any amount received by a Participant under a Qualified Contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after the Participant reaches age 59 1/2;

     (2)  paid after the Participant dies;

     (3) paid if the Participant becomes totally disabled (as that term is defined in the Code);

     (4)  paid  after  the  Participant   leaves   employment  in  a  series  of
          substantially   equal   periodic   payments  made  annually  (or  more
          frequently) under a lifetime annuity;

     (5)  paid  after  the   Participant  has  attained  age  55  and  has  left
          employment;

     (6)  paid for certain allowable medical expenses (as defined in the Code);

     (7)  paid pursuant to a qualified domestic relations order; or

     (8)  paid on account of an IRS levy upon the qualified contract.


We make no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Owners and participants under retirement plans, as well as Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. You are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Because this Contract will be used with a retirement plan, you should consult a competent legal counsel and tax adviser regarding the suitability of the Contract.


Code Section 403(b) Plans

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals.

Code Section 403(b) (11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. Income attributable to elective contributions may not be distributed in the case of hardship. Distributions prior to age 59 1/2 may be subject to the nondeductible 10% penalty tax for premature distributions, in addition to income tax.

The Investment Company Act of 1940 has distribution requirements which differ from the requirements of Code Section 403(b) set forth above. However, these Contracts are being offered in reliance upon, and in compliance with, the provisions of no-action letter number IP-6-88 issued by the Securities and Exchange Commission to the American Council of Life Insurance. The no-action letter allows the Separate Account to apply the restrictions created by Code
Section 403(b)(11) as long as specified steps, such as this disclosure, are taken to ensure that you are aware of the Code restrictions. We believe that we are in compliance with the provisions of the no-action letter.




Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders.



Deferred Compensation Plans

Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation Plans under Section 457 of the Code. The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the Participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,000 or 33 1/3 percent of the participant's includible compensation. However, in limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of a Plan established by a governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of Participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Plan of a tax exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participating employee:

*    attains age 70 1/2,

*    separates from service,

*    dies, or

*    suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under section 457.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.


Restrictions under Qualified Contracts

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules. Certain distributions from Section 401(a) qualified plans and Section 403(b) annuities are subject to mandatory Federal income tax withholding unless directly rolled over into another qualified retirement plan or individual retirement account or annuity. Distributions from Section 457 plans are subject to withholding unless the recipient elects otherwise.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

================================================================================

                          DISTRIBUTOR OF THE CONTRACTS

================================================================================

================================================================================

     Walnut Street Securities, Inc. ("Walnut Street"), Suite 1000, 400 South Fourth Street, St. Louis, Missouri 63132, is the principal underwriter and the distributor of the Contracts. Walnut Street is a subsidiary of GenAmerica Corporation, which owns all of our outstanding stock. Walnut Street has entered into contracts with various broker-dealers and registered representatives affiliated with Walnut Street to aid in the distribution of the Contracts. Commissions paid to dealer(s) in varying amounts are not expected to exceed .50% of Accumulated Value per year for such Contracts, under normal circumstances.


================================================================================

                                  VOTING RIGHTS

================================================================================

================================================================================

To the extent required by law, we will vote the Capital Company shares held in the divisions of the Separate Account at shareholder meetings of such Funds in accordance with instructions received from persons having voting interests in the corresponding divisions of the Separate Account. You hold a voting interest in each division to which the Accumulated Value is allocated or annuity payments are generated. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, we determine that we are allowed to vote the Fund shares in our own right, we may elect to do so.

The number of votes which are available to you will be calculated separately for each division of the Separate Account. That number will be determined by applying the percentage interest, if any, in a particular division to the total number of votes attributable to the division.

The number of votes is equal to the number of dollars: (a) during the accumulation period, in the Accumulated Value attributable to a division divided by the net asset value of a share of the corresponding Fund; and (b) during the annuity period, in the reserve credited to the annuity units held in the Division(s) under the variable annuity settlement option in effect divided by the net asset value of a share of the corresponding Fund. Generally, during the annuity period the number of votes applicable to the Annuitant will decrease.

At most Fund shareholder meetings, votes may be cast in person or by proxy and fractional votes will be counted.

The number of votes of a division which are available will be determined as of the date established by the corresponding Fund for determining shareholders eligible to vote at the meeting. Voting instructions will be solicited by written communication from us prior to such meeting in accordance with procedures established.

Fund shares as to which no timely instructions are received or shares that we hold as to which you have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Fund. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each Plan having a voting interest in a Division will receive proxy materials, reports, and other materials relating to the appropriate Fund.

To the extent that we, as shareholder of the Funds, are entitled to vote any Fund's interest in Capital Company, we will do so on the same basis as described above.



================================================================================

                         CONDENSED FINANCIAL INFORMATION

================================================================================
================================================================================



Our consolidated financial statements (as well as the auditors' report) are in the Statement of Additional Information. Financial statements for the Separate Account are also in the Statement of Additional Information.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. General American is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.



================================================================================

                       STATEMENT OF ADDITIONAL INFORMATION

================================================================================

================================================================================

A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

                                                 TABLE OF CONTENTS

                                                                                                              Page
THE CONTRACTS...................................................................................................S-2
MONEY MARKET YIELD CALCULATION..................................................................................S-2
GENERAL MATTERS.................................................................................................S-2
     Participating..............................................................................................S-2
     Quarterly Reports..........................................................................................S-3
     Ownership..................................................................................................S-3
DISTRIBUTION OF THE CONTRACT....................................................................................S-3
SAFEKEEPING OF ACCOUNT ASSETS...................................................................................S-4
STATE REGULATION................................................................................................S-4
RECORDS AND REPORTS.............................................................................................S-4
OTHER INFORMATION...............................................................................................S-4
FINANCIAL STATEMENTS............................................................................................S-4



PART B                                               Registration Nos. 333-83719
                                                                        811-2162


                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT TWO

                       STATEMENT OF ADDITIONAL INFORMATION

                                     FOR THE
                         GROUP VARIABLE ANNUITY CONTRACT

                                   Offered by

                     General American Life Insurance Company
                         (A Missouri Insurance Company)
                                700 Market Street
                               St. Louis, MO 63101

                             ***********************

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the group variable annuity contracts ("Contracts" or "Contract" as the context requires) offered by General American Life Insurance Company. You may obtain a copy of the current Prospectus by calling 800-449-6447 or writing to: Variable Annuity Administration Department, P.O. Box 14490, St. Louis, MO 63178-4490. Terms defined in the current Prospectus for the Contract are used in the same way in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS.


                            Dated:____________, 2000






THE CONTRACTS

The following provides information about the Contracts that supplements the description in the Prospectus and may be of interest to the Contract Owners.

MONEY MARKET YIELD CALCULATION

In accordance with regulations adopted by the Securities and Exchange Commission, General American is required to disclose the current annualized yield for the division investing in the Money Market Fund of Capital Company (the "Money Market division") for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for administrative expenses of services and the mortality and expense risk charge and income and expenses accrued during the period. Because of these deductions, the yield for the Money Market division of the Separate Account will be lower than the yield for the Money Market Fund of Capital Company.

The SEC also permits General American to disclose the effective yield of the Money Market division for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by seven, and subtracting one from the result.

The yield on amounts held in the Money Market division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund, and its operating expenses.

GENERAL MATTERS

Participating

The Contracts share in General American's divisible surplus while they are in force prior to the annuity commencement date. Each year General American will determine the share of divisible surplus, if any, accruing to the Contracts. Investment results are credited directly through the changes in the value of the accumulation units and annuity units. Also, most mortality and expense savings are credited directly through decreases in the appropriate charges. Therefore, the Company expects little or no divisible surplus to be credited to a contract. If any divisible surplus is credited to a contract, the Contract Owner may choose to take the distribution in cash, or leave the distribution with General American to accumulate with interest.

Quarterly Reports

Quarterly, General American will give the contract owner a report of the current Accumulated Value allocated to each Separate Account or division; and any Contributions, charges, transfers, or surrenders during that period. This report will also give the Contract Owner any other information required by law or regulation. The Contract Owner may ask for a report like this at any time. The quarterly reports will be distributed without charge. General American reserves the right to charge a fee for additional reports.

Ownership

The Contractowner is the owner of this contract and all rights of ownership are vested in the Contractowner unless otherwise provided herein. The contract may be changed or amended from time to time without the consent of any Participant, Beneficiary, or other person claiming rights or benefits hereunder.

No assignment of this contract by the Contractholder shall be binding upon General American unless in writing and until filed at its Home Office. General

American assumes no responsibility for the validity of any assignment.

DISTRIBUTION OF THE CONTRACT

Walnut Street Securities, Inc. ("Walnut Street"), the principal underwriter of the Contracts, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Walnut Street is a subsidiary of GenAmerica Corporation.

The Contracts are offered to the public through individuals licensed under the federal securities laws and state insurance laws who have entered into agreements with Walnut Street. The offering of the Contracts is continuous and Walnut Street does not anticipate discontinuing the offering of the Contracts. However, Walnut Street does reserve the right to discontinue the offering of the Contracts.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by General American. The assets are kept physically segregated and held separate and apart from General American's general account assets. Records are maintained of all purchases and redemptions of eligible Fund shares held by each of the Divisions of the Separate Account.

STATE REGULATION

General American is a life insurance company organized under the laws of Missouri, and is subject to regulation by the Missouri Division of Insurance. An annual statement is filed with the Missouri Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of General American as of December 31 of the preceding calendar year. Periodically, the Missouri Commissioner of Insurance examines the financial condition of General American, including the liabilities and reserves of the Separate Account.

In addition, General American is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and filing and review processes. Where required by state law or regulation, the Contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by General American. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, General American will mail to all Contract Owners at their last known address of record, at least semi-annually, reports containing such information as may be required under that Act or by any other applicable law or regulation.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments, and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

The audited financial statements of General American and the Separate Account have been included in the Statement of Additional Information in reliance on the reports of KPMG LLP, independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.

The financial statements of General American should be considered only as bearing upon its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT TWO
                       STATEMENT OF ASSETS AND LIABILITIES
                                  May 31, 2000
                                    UNAUDITED

                                                                                                  S & P 500 Index
                                                                                                   Fund Division
                                                                                                 -------------------
Assets:
  Investments in General American Capital Company,
    at market value                                                                          $           82,288,303
  Receivable from General American Life Insurance Company                                                         0
                                                                                                 -------------------
      Total assets                                                                                       82,288,303

Liabilities:
  Payable to General American Life
    Insurance Company                                                                                       302,271
                                                                                                 -------------------
        Total net assets                                                                       $         81,986,032
                                                                                                 ===================

  Net assets represented by:
  Qualified Individual Variable Annuities                                                                60,314,175
  Nonqualified Individual Variable Annuities                                                             21,671,857
  Group Annuities                                                                                                 0





                                                                                                 -------------------
          Total net assets                                                                     $         81,986,032
                                                                                                 ===================

Cost of investments                                                                            $         58,429,438
                                                                                                 ===================

These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.




     Karen Helvey               Jennifer Cable                Van Nguyen                 Lynn Nelson
     Money Market                 Bond Index                Managed Equity             Asset Allocation
    Fund Division               Fund Division               Fund Division               Fund Division                Total
  -------------------         -------------------         -------------------         -------------------      -------------------


$          3,530,935        $          3,937,012        $         18,284,139        $         26,427,964     $        134,468,353
             143,738                           0                           0                           0                  143,738
  -------------------         -------------------         -------------------         -------------------      -------------------
           3,674,673                   3,937,012                  18,284,139                  26,427,964              134,612,091



                   0                       3,301                      12,475                      22,246                  340,293
  -------------------         -------------------         -------------------         -------------------      -------------------
$          3,674,673        $          3,933,711        $         18,271,664        $         26,405,718     $        134,271,798
  ===================         ===================         ===================         ===================      ===================


           2,750,901                   2,775,847                   7,463,800                  19,547,182               92,851,905
             920,741                   1,157,864                  10,807,864                   6,858,536               41,416,862
                   0                           0                           0                           0                        0
  -------------------         -------------------         -------------------         -------------------      -------------------
$          3,671,642        $          3,933,711        $         18,271,664        $         26,405,718     $        134,268,767
  ===================         ===================         ===================         ===================      ===================

$          3,493,004        $          4,134,624        $         16,800,490        $         18,599,249     $        101,456,805
  ===================         ===================         ===================         ===================      ===================

These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.










                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT TWO
                             STATEMENT OF OPERATIONS
                     For the five months ending May 31, 2000
                                    UNAUDITED

                                                                                                  S & P 500 Index
                                                                                                   Fund Division
                                                                                                 -------------------
Net realized gain (loss) on investments:
  Proceeds from sales                                                                          $          4,354,609
  Cost of investments sold                                                                                2,066,288
                                                                                                 -------------------
      Net realized gain (loss) on investments                                                             2,288,321
      Net realized gain from distribution                                                                         0
                                                                                                 -------------------
        Net realized gain (loss) on investments                                                           2,288,321

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, December 31, 1999                                               28,334,721
  Unrealized gain (loss) on investments, May 31, 2000                                                    23,858,865
                                                                                                 -------------------
      Net unrealized gain (loss) on investments                                                          (4,475,856)
                                                                                                 -------------------
        Net gain (loss) on investments                                                                   (2,187,535)

Expenses:
  Mortality and expense charge                                                                              347,825
                                                                                                 -------------------

Increase (decrease) in net assets resulting from operations                                    $         (2,535,360)
                                                                                                 ===================


These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.






     Money Market                 Bond Index                Managed Equity             Asset Allocation
    Fund Division               Fund Division               Fund Division               Fund Division                Total
  -------------------         -------------------         -------------------         -------------------      -------------------

$          3,770,657        $            542,737                   3,656,794        $          1,193,632     $         13,518,429
           3,843,601                     565,821                   3,330,160                     710,236               10,516,106
  -------------------         -------------------         -------------------         -------------------      -------------------





             (72,944)                    (23,084)                    326,634                     483,396                3,002,323
                   0                           0                           0                           0                        0
  -------------------         -------------------         -------------------         -------------------      -------------------
             (72,944)                    (23,084)                    326,634                     483,396                3,002,323


            (132,940)                   (308,933)                  1,880,103                   7,026,621               36,799,572
              37,931                    (197,612)                  1,483,649                   7,828,715               33,011,548
  -------------------         -------------------         -------------------                                  -------------------
             170,871                     111,321                    (396,454)                    802,094               (3,788,024)
  -------------------         -------------------         -------------------         -------------------      -------------------
              97,927                      88,237                     (69,820)                  1,285,490                 (785,701)


              16,576                      16,991                      74,860                     108,330                  564,582
  -------------------         -------------------         -------------------         -------------------      -------------------

$             81,351        $             71,246        $           (144,680)       $          1,177,160     $         (1,350,282)
  ===================         ===================         ===================         ===================      ===================


These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.






                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT TWO
                       STATEMENT OF CHANGES IN NET ASSETS
                     For the five months ending May 31, 2000
                                    UNAUDITED


                                                                                                  S & P 500 Index
                                                                                                   Fund Division
                                                                                                 -------------------
Operations:
  Net realized gain (loss) on investments                                                    $            2,288,321
  Net unrealized gain (loss) on investments                                                              (4,475,856)
  Net expenses                                                                                             (347,825)
                                                                                                 -------------------
    Increase (decrease) in net assets resulting
      from operations                                                                                    (2,535,360)
  Net deposits (withdrawals) into Separate Account                                                       (1,922,832)
                                                                                                 -------------------





    Increase (decrease) in net assets                                                                    (4,458,192)
  Net assets, December 31, 1999                                                                          86,444,224
                                                                                                 -------------------
     Net assets, May 31, 2000                                                                  $         81,986,032
                                                                                                 ===================

                                                                                                               0.00




     Money Market                 Bond Index                Managed Equity             Asset Allocation
    Fund Division               Fund Division               Fund Division               Fund Division                Total
  -------------------         -------------------         -------------------         -------------------      -------------------

$            (72,944)       $            (23,084)       $            326,634        $            483,396     $          3,002,323
             170,871                     111,321                    (396,454)                    802,094               (3,788,024)
             (16,576)                    (16,991)                    (74,860)                   (108,330)                (564,582)
  -------------------         -------------------         -------------------         -------------------      -------------------

              81,351                      71,246                    (144,680)                  1,177,160               (1,350,282)
          (1,541,020)                   (345,814)                 (3,462,690)                   (120,379)              (7,392,735)
  -------------------         -------------------         -------------------         -------------------      -------------------
          (1,459,669)                   (274,568)                 (3,607,370)                  1,056,781               (8,743,017)
           5,131,311                   4,208,279                  21,879,034                  25,348,937              143,011,785
  -------------------         -------------------         -------------------         -------------------      ===================
$          3,671,642        $          3,933,711        $         18,271,664        $         26,405,718     $        134,268,767
  ===================         ===================         ===================         ===================      ===================

                0.00                          -0                        0.00                        0.00



                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT TWO
                               UNIT VALUE ANALYSIS
                                  May 31, 2000
                                    UNAUDITED

New Contract Plans - '88 Series
                                                    S & P 500 Index                          Money Market
      Net Unit Values                                Fund Division                           Fund Division
----------------------------                  ----------------------------            ----------------------------

   05-31-00                                                         61.55                                   17.54
   04-30-00                                                         62.68                                   17.47
   12-31-99                                                         66.06                                   17.26





          Changes
      in Unit Values:                              $               %                       $               %
----------------------------                  ------------    ------------            ------------    ------------

           Month                                    (1.13)          (1.80)                   0.07            0.38
       Year to Date                                 (4.51)          (6.82)                   0.28            1.62

Managed Equity Fund Division - Old Qualified & Nonqualified Plans

      Net Unit Values                          Qualified
----------------------------                  ------------

                   05-31-00                         84.53
                   04-30-00                         83.87
   12-31-99                                         84.35

          Changes
      in Unit Values:                              $               %
----------------------------                  ------------    ------------

               Month                                 0.66            0.79
            Year to Date                             0.18            0.21










                     Bond Index                            Managed Equity                         Asset Allocation
                    Fund Division                           Fund Division                           Fund Division
             ----------------------------            ----------------------------            ----------------------------

                                   20.38                                   43.63                                   40.59
                                   20.15                                   43.29                                   39.60
                                   20.16                                   43.56                                   40.46


                  $              %                        $               %                       $               %
             ------------   -------------            ------------    ------------            -------------   ------------

                    0.24            1.18                    0.34            0.78                     0.99           2.49
                    0.22            1.10                    0.07            0.17                     0.13           0.32



      Nonqualified
-------------------------





                   91.98
                   91.26
                   91.79


                  $              %
             ------------   -------------

                    0.72            0.79
                    0.19            0.21


              GERAL AMERICAN SEPARATE ACCOUNT TWO - FIDELITY FUNDS
                       STATEMENT OF ASSETS AND LIABILITIES
                                  MAY 31, 2000
                                    UNAUDITED



                                                                                                                    EQUITY
                                                                                                                FUND DIVISION
                                                                                                           -------------------------


   Assets:
     Investment in Fidelity Fund, at market value                                                       $                21,913,721
     Receivable from General American Life Insurance Company                                                                      0
                                                                                                           -------------------------
         Total assets                                                                                                    21,913,721


   Liabilities:
     Payable to General American Life
       Insurance Company                                                                                                     17,417
                                                                                                           -------------------------
           Total net assets                                                                              $               21,896,304
                                                                                                           =========================


    Net assets represented by:
     Individual Variable Annuity                                                                                         21,896,304
     Seed Assets
                                                                                                           -------------------------
            Total net assets                                                                             $               21,896,304
                                                                                                           =========================


   Cost of investments                                                                                   $               20,166,467





                                                                                                           =========================

   These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.







                  GROWTH                            OVERSEAS
              FUND DIVISION                       FUND DIVISION                                 TOTAL
        ---------------------------         --------------------------               ----------------------------



      $                 51,015,561        $                 9,572,817              $                  82,502,099
                                 0                                  0                                          0
        ---------------------------         --------------------------               ----------------------------
                        51,015,561                          9,572,817                                 82,502,099




                            44,370                              9,423                                     71,210
        ---------------------------         --------------------------               ----------------------------
      $                 50,971,191        $                 9,563,394              $                  82,430,889
        ===========================         ==========================               ============================



                        50,971,191                          9,563,394                                 82,430,889

        ---------------------------         --------------------------               ----------------------------
      $                 50,971,191        $                 9,563,394              $                  82,430,889
        ===========================         ==========================               ============================


      $                 40,622,473        $                 8,674,753              $                  69,463,692
        ===========================         ==========================               ============================


   These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.

             GENERAL AMERICAN SEPARATE ACCOUNT TWO - FIDELITY FUNDS
                             STATEMENT OF OPERATIONS
                      FOR THE FIVE MONTHS ENDED MAY 31, 2000
                                    UNAUDITED


                                                                                                                    EQUITY
                                                                                                                FUND DIVISION
                                                                                                           -------------------------

   Dividend Income on Fidelity Fund                                                                      $                1,895,110

   Net realized gain (loss) on investments:
         Proceeds from sales                                                                                              2,727,642
      Cost of investments sold                                                                                            2,315,815
                                                                                                           -------------------------
       Realized gain (loss) from sales                                                                                      411,827

   Net unrealized gain (loss) on investments:
     Unrealized gain (loss) on investments, December 31, 1999                                                             4,001,511
     Unrealized gain (loss) on investments, May 31, 2000                                                                  1,747,254
                                                                                                           -------------------------
         Net unrealized gain (loss) on investments                                                                       (2,254,257)
                                                                                                           -------------------------

           Net gain (loss) on investments                                                                                    52,680
                                                                                                           -------------------------

   Expenses:
     Mortality and expense charge                                                                                            88,896
                                                                                                           -------------------------

   Increase (decrease) in net assets resulting
      from operations                                                                                    $                  (36,216)
                                                                                                           =========================




   These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.











                  GROWTH                            OVERSEAS
              FUND DIVISION                       FUND DIVISION                         TOTAL
        ---------------------------         --------------------------       ----------------------------

      $                  5,691,438        $                   975,041      $                   8,561,588


                         2,822,207                            528,317                          6,078,166
                         1,633,936                            375,434                          4,325,185
        ---------------------------         --------------------------       ----------------------------
                         1,188,271                            152,883                          1,752,981


                        18,939,413                          2,948,029                         25,888,953
                        10,393,089                            898,064                         13,038,407
        ---------------------------         --------------------------       ----------------------------
                        (8,546,324)                        (2,049,965)                       (12,850,546)
        ---------------------------         --------------------------       ----------------------------

                        (1,666,615)                          (922,041)                        (2,535,977)
        ---------------------------         --------------------------       ----------------------------


                           220,563                             40,937                            350,396
        ---------------------------         --------------------------       ----------------------------


      $                 (1,887,178)       $                  (962,978)     $                  (2,886,373)
        ===========================         ==========================       ============================




   These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.


             GENERAL AMERICAN SEPARATE ACCOUNT TWO - FIDELITY FUNDS
                       STATEMENT OF CHANGES IN NET ASSETS
                                  MAY 31, 2000
                                    UNAUDITED




                                                                                                                    EQUITY
                                                                                                                FUND DIVISION
                                                                                                           -------------------------






   Operations:
     Dividend Income on Fidelity Fund                                                                    $                1,895,110
     Net realized gain (loss) on investments                                                                                411,827
     Net unrealized gain (loss) on investments                                                                           (2,254,257)
     Net expenses                                                                                                           (88,896)
                                                                                                           -------------------------
       Increase (decrease) in net assets resulting
         from operations                                                                                                    (36,216)

     Net deposits (withdrawals) into Separate Account                                                                    (2,464,961)
                                                                                                           -------------------------

       Increase (decrease) in net assets                                                                                 (2,501,177)
       Net assets, December 31, 1999                                                                                     24,397,481
                                                                                                           -------------------------
       Net assets, May 31, 2000                                                                          $               21,896,304
                                                                                                           =========================

   These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.









                  GROWTH                            OVERSEAS
              FUND DIVISION                       FUND DIVISION                      TOTAL
        ---------------------------         --------------------------    ----------------------------


      $                  5,691,438        $                   975,041   $                   8,561,588
                         1,188,271                            152,883                       1,752,981
                        (8,546,324)                        (2,049,965)                    (12,850,546)
                          (220,563)                           (40,937)                       (350,396)
        ---------------------------         --------------------------    ----------------------------

                        (1,887,178)                          (962,978)                     (2,886,373)

                         1,512,341                            974,514                          21,895
        ---------------------------         --------------------------    ----------------------------

                          (374,837)                            11,536                      (2,864,478)
                        51,346,028                          9,551,858                      85,295,367
        ---------------------------         --------------------------    ----------------------------
      $                 50,971,191        $                 9,563,394   $                  82,430,889





        ===========================         ==========================    ============================

   These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.









                                          EQUITY                        GROWTH                           OVERSEAS
      NET UNIT VALUES               FUND DIVISION                   FUND DIVISION                    FUND DIVISION
----------------------------   ------------------------------  ------------------------------   ------------------------------

   12-31-99                                            23.59                           34.64                            21.09

   11-30-99                                            23.37                           31.49                            18.90

   12-31-98                                            22.41                           25.45                            14.93



    Monthly Changes in
     Net Unit Values:                $               %               $               %                $              %
----------------------------   --------------  --------------  --------------  --------------   -------------- ---------------

     Total gain (loss)                  0.22            0.94            3.15           10.00             2.19           11.59
                               --------------  --------------  --------------  --------------   -------------- ---------------




   Year to Date Changes
   in Net Unit Values :              $               %               $               %                $              %
----------------------------   --------------  --------------  --------------  --------------   -------------- ---------------

     Total gain (loss)                  1.18            5.29            9.19           36.10             6.16           41.25
                               --------------  --------------  --------------  --------------   -------------- ---------------



These Financial Statements were designed as internal management reports and, therefore, do not contain all the financial disclosures required under generally accepted accounting principles.

                     INDEPENDENT AUDITORS' REPORT

The Board of Directors
General American Life Insurance Company
and Contractholders of General American
Separate Account Two:

We have audited the statements of assets and liabilities, including the schedule of investments, of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, Equity-Income, Growth, and Overseas Fund Divisions of General American Separate Account Two as of December 31, 1999, and the related statements of operations for the year then ended, changes in net assets for each of the years in the two year period then ended, and financial highlights information for the periods presented. These financial statements and financial highlights information are the responsibility of the management of General American Separate Account Two. Our responsibility is to express an opinion on these financial statements and financial highlights information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned as of December 31, 1999, were verified by audit of the statements of assets and liabilities of the underlying portfolios of General American Capital Company and confirmation by correspondence with respect to the Variable Insurance Products Fund sponsored by Fidelity Investments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights information referred to above present fairly, in all material respects, the financial position of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, Equity-Income, Growth, and Overseas Fund Divisions of General American Separate Account Two as of December 31, 1999, the results of their operations for the year then ended, the changes in their net assets for each of the years in the two year period then ended, and financial highlights information for the periods presented, in conformity with generally accepted accounting principles.


                                            /s/ KPMG LLP


St. Louis, Missouri
February 25, 2000

                                          GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                          STATEMENTS OF ASSETS AND LIABILITIES
                                                    DECEMBER  31, 1999

                                                       S & P 500        MONEY          BOND          MANAGED         ASSET
                                                         INDEX          MARKET         INDEX         EQUITY       ALLOCATION
                                                     FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION
                                                     -------------  -------------  -------------  -------------  -------------
Assets:
  Investments in General American Capital Company,
    at market value (see Schedule of Investments)     $86,520,558     $5,135,191     $4,211,687    $21,896,770    $25,370,323
                                                      -----------     ----------     ----------    -----------    -----------

Liabilities:
  Payable to General American Life
    Insurance Company                                      76,334          3,880          3,408         17,736         21,386
                                                      -----------     ----------     ----------    -----------    -----------

      Total net assets                                $86,444,224     $5,131,311     $4,208,279    $21,879,034    $25,348,937
                                                      ===========     ==========     ==========    ===========    ===========

  Net assets represented by:
  Tax sheltered annuities in accumulation period       63,962,626      3,936,297      2,993,964     21,778,339     18,749,489
  Individually purchased annuities in accumulation
   period                                              22,481,598      1,195,014      1,214,315         77,569      6,599,448
  Variable annuities in payment period                          0              0              0         23,126              0
                                                      -----------     ----------     ----------    -----------    -----------

      Total net assets                                $86,444,224     $5,131,311     $4,208,279    $21,879,034    $25,348,937
                                                      ===========     ==========     ==========    ===========    ===========


Tax sheltered units held - 88 Series                      968,190        228,055        148,491        246,016        463,392
Individually purchased units held - 88 Series             340,300         69,235         60,226         49,141        163,105
Tax sheltered units held - 82 Series                           --             --             --        106,051             --
Individually purchased units held - 82 Series                  --             --             --            845             --

Tax sheltered accumulation unit value - 88 Series     $     66.06     $    17.26     $    20.16    $     43.56    $     40.46
Individually purchased accumulation unit value
 - 88 Series                                                66.06          17.26          20.16          43.56          40.46
Tax sheltered accumulation unit value - 82 Series              --             --             --          84.35             --
Individually purchased accumulation unit value
 - 82 Series                                                   --             --             --          91.79             --

Cost of investments                                   $58,185,837     $5,268,130     $4,520,620    $20,016,667    $18,343,703
                                                      ===========     ==========     ==========    ===========    ===========





See accompanying notes to financial statements.




                                       GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                  STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                                                  DECEMBER 31, 1999
                                                                  EQUITY-INCOME        GROWTH           OVERSEAS
                                                                  FUND DIVISION     FUND DIVISION     FUND DIVISION
                                                                  -------------     -------------     -------------
Assets:
 Investments in Fidelity Variable Insurance Products
  Fund, at market value (see Schedule of Investments)              $24,417,201       $51,387,245        $9,558,915
                                                                   -----------       -----------        ----------


Liabilities:
 Payable to General American Life
  Insurance Company                                                     19,720            41,217             7,057
                                                                   -----------       -----------        ----------

   Total net assets                                                $24,397,481       $51,346,028        $9,551,858
                                                                   ===========       ===========        ==========

Net assets represented by:
 Tax sheltered annuities in accumulation period                     17,355,459        39,526,617         7,337,884
 Individually purchased annuities in accumulation period             7,042,022        11,819,411         2,213,974
 Variable annuities in payment period                                        0                 0                 0
                                                                   -----------       -----------        ----------

   Total net assets                                                $24,397,481       $51,346,028        $9,551,858
                                                                   ===========       ===========        ==========


Tax sheltered units held - 88 Series                                   735,818         1,140,987           347,945
Individually purchased units held - 88 Series                          298,560           341,183           104,981
Tax sheltered units held - 82 Series                                        --                --                --
Individually purchased units held - 82 Series                               --                --                --

Tax sheltered accumulation unit value - 88 Series                  $     23.60       $     34.64        $    21.09
Individually purchased accumulation unit value - 88 Series               23.60             34.64             21.09
Tax sheltered accumulation unit value - 82 Series                           --                --                --
Individually purchased accumulation unit value - 82 Series                  --                --                --

Cost of investments                                                $20,415,691       $32,447,833        $6,610,887
                                                                   ===========       ===========        ==========

See accompanying notes to financial statements.






                                       GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                             STATEMENTS OF OPERATIONS
                                       FOR THE YEAR ENDED DECEMBER 31, 1999
                                                        S & P 500        MONEY          BOND          MANAGED        ASSET
                                                          INDEX          MARKET         INDEX         EQUITY       ALLOCATION
                                                      FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION
                                                      -------------  -------------  -------------  -------------  -------------
Investment income
  Dividend income(F*)                                  $        --    $      --     $      --      $        --     $       --

Expenses:
  Mortality and expense charge                            (792,852)     (45,647)      (49,500)        (225,660)      (235,101)
                                                       -----------    ---------     ---------      -----------     ----------
      Net investment expense                              (792,852)     (45,647)      (49,500)        (225,660)      (235,101)
                                                       -----------    ---------     ---------      -----------     ----------

Net realized gain on investments:
  Realized gain from distributions                       5,435,587      241,447       246,102        1,054,269        398,861
  Realized gain on sales                                 6,846,825       47,250        30,028          744,248      1,164,781
                                                       -----------    ---------     ---------      -----------     ----------
      Net realized gain on investments                  12,282,412      288,697       276,130        1,798,517      1,563,642
                                                       -----------    ---------     ---------      -----------     ----------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of year                                   25,704,555      (76,053)      120,643        2,935,033      3,602,884
                                                       -----------    ---------     ---------      -----------     ----------
  Unrealized gain (loss) on investments, end of year    28,334,721     (132,939)     (308,933)       1,880,103      7,026,620
                                                       -----------    ---------     ---------      -----------     ----------
      Net unrealized gain (loss) on investments          2,630,166      (56,886)     (429,576)      (1,054,930)     3,423,736
                                                       -----------    ---------     ---------      -----------     ----------

        Net gain (loss) on investments                  14,912,578      231,811      (153,446)         743,587      4,987,378
                                                       -----------    ---------     ---------      -----------     ----------

Net increase (decrease) in net assets resulting
  from operations                                      $14,119,726    $ 186,164     $(202,946)     $   517,927     $4,752,277
                                                       ===========    =========     =========      ===========     ==========

(F*)See Note 2C

See accompanying notes to financial statements.








                               GENERAL AMERICAN SEPARATE ACCOUNT TWO
                               STATEMENTS OF OPERATIONS (CONTINUED)
                               FOR THE YEAR ENDED DECEMBER 31, 1999
                                                      EQUITY-INCOME      GROWTH        OVERSEAS
                                                      FUND DIVISION   FUND DIVISION  FUND DIVISION
                                                      -------------   -------------  -------------
Investment income:
  Dividend income(F*)                                  $   396,861    $    67,689     $  104,514

Expenses:
  Mortality and expense charge                            (260,823)      (422,316)       (73,429)
                                                       -----------    -----------     ----------
      Net investment income (expense)                      136,038       (354,627)        31,085
                                                       -----------    -----------     ----------

Net realized gain on investments:
  Realized gain from distributions                         877,273      4,255,947        168,572
  Realized gain on sales                                 1,948,854      1,987,793        244,928
                                                       -----------    -----------     ----------
      Net realized gain on investments                   2,826,127      6,243,740        413,500
                                                       -----------    -----------     ----------

Net unrealized gain (loss) on investments:
  Unrealized gain on investments,
    beginning of year                                    5,605,100     11,237,914        639,503
                                                       -----------    -----------     ----------
  Unrealized gain on investments, end of year            4,001,510     18,939,412      2,948,028
                                                       -----------    -----------     ----------
      Net unrealized gain (loss) on investments         (1,603,590)     7,701,498      2,308,525
                                                       -----------    -----------     ----------

        Net gain on investments                          1,222,537     13,945,238      2,722,025
                                                       -----------    -----------     ----------

Net increase in net assets resulting
  from operations                                      $ 1,358,575    $13,590,611     $2,753,110
                                                       ===========    ===========     ==========

(F*)See Note 2C

See accompanying notes to financial statements.

                                       GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                        STATEMENTS OF CHANGES IN NET ASSETS
                                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                                       S & P 500                      MONEY                         BOND
                                                         INDEX                        MARKET                        INDEX
                                                     FUND DIVISION                 FUND DIVISION                FUND DIVISION
                                              --------------------------     -------------------------    -------------------------
                                                  1999           1998           1999           1998           1999          1998
                                              -----------    -----------     ----------     ----------    -----------    ----------
Operations:
  Net investment expense                      $  (792,852)   $  (650,414)    $  (45,647)    $  (30,761)   $   (49,500)   $  (54,543)
  Net realized gain on investments             12,282,412      9,348,569        288,697        225,619        276,130       362,092
  Net unrealized gain (loss) on investments     2,630,166      6,849,805        (56,886)       (57,732)      (429,576)       89,036
                                              -----------    -----------     ----------     ----------    -----------    ----------
    Net increase (decrease) in net assets
      resulting from operations                14,119,726     15,547,960        186,164        137,126       (202,946)      396,585

Net deposits into (withdrawals from)
   Separate Account                            (1,253,635)     1,283,048      1,589,240        436,791     (1,345,223)      596,366
                                              -----------    -----------     ----------     ----------    -----------    ----------
    Increase in net assets                     12,866,091     16,831,008      1,775,404        573,917     (1,548,169)      992,951

Net assets, beginning of year                  73,578,133     56,747,125      3,355,907      2,781,990      5,756,448     4,763,497
                                              -----------    -----------     ----------     ----------    -----------    ----------

Net assets, end of year                       $86,444,224    $73,578,133     $5,131,311     $3,355,907    $ 4,208,279    $5,756,448
                                              ===========    ===========     ==========     ==========    ===========    ==========


                                                         MANAGED                        ASSET
                                                         EQUITY                      ALLOCATION
                                                     FUND DIVISION                 FUND DIVISION
                                              --------------------------    --------------------------
                                                  1999           1998           1999          1998
                                              -----------    -----------    -----------    -----------
Operations:
  Net investment expense                      $  (225,660)   $  (223,158)   $  (235,101)   $  (203,860)
  Net realized gain on investments              1,798,517      3,634,874      1,563,642      2,515,734
  Net unrealized gain (loss) on investments    (1,054,930)      (563,625)     3,423,736        912,972
                                              -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets
      resulting from operations                   517,927      2,848,091      4,752,277      3,224,846

Net deposits into (withdrawals from)
   Separate Account                            (2,773,878)    (1,909,564)    (1,748,016)      (266,538)
                                              -----------    -----------    -----------    -----------
    Increase in net assets                     (2,255,951)       938,527      3,004,261      2,958,308





Net assets, beginning of year                  24,134,985     23,196,458     22,344,676     19,386,368
                                              -----------    -----------    -----------    -----------

Net assets, end of year                       $21,879,034    $24,134,985    $25,348,937    $22,344,676
                                              ===========    ===========    ===========    ===========


See accompanying notes to financial statements.




                                       GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                  STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
                                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                                     EQUITY-INCOME                    GROWTH                       OVERSEAS
                                                     FUND DIVISION                 FUND DIVISION                 FUND DIVISION
                                              --------------------------    --------------------------     ------------------------
                                                 1999           1998           1999           1998           1999           1998
                                              -----------    -----------    -----------    -----------     ---------     ----------
Operations:
  Net investment income (expense)             $   136,038    $    81,625    $  (354,627)   $  (170,916)    $   31,085    $   60,266
  Net realized gain on investments              2,826,127      2,156,183      6,243,740      4,532,258        413,500       618,085
  Net unrealized gain (loss) on investments    (1,603,590)       312,751      7,701,498      5,806,145      2,308,525        49,088
                                              -----------    -----------    -----------    -----------     ----------    ----------
    Increase in net assets resulting
      from operations                           1,358,575      2,550,559     13,590,611     10,167,487      2,753,110       727,439

Net deposits (withdrawals) into Separate
 Account                                       (4,305,771)       695,101        365,758      1,296,367         32,879      (469,743)
                                              -----------    -----------    -----------    -----------     ----------    ----------
    Increase in net assets                     (2,947,196)     3,245,660     13,956,369     11,463,854      2,785,989       257,696

Net assets, beginning of year                  27,344,677     24,099,017     37,389,659     25,925,805      6,765,869     6,508,173
                                              -----------    -----------    -----------    -----------     ----------    ----------

Net assets, end of year                       $24,397,481    $27,344,677    $51,346,028    $37,389,659     $9,551,858    $6,765,869
                                              ===========    ===========    ===========    ===========     ==========    ==========

See accompanying notes to financial statements.

                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                    NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999

Note 1 - Organization

General American Life Insurance Company (General American) markets life insurance and health and pension arrangements to the public. General American Separate Account Two (the Separate Account) is a part of General American and is available to tax qualified and non-tax qualified retirement plans for investment purposes in variable annuity contracts. The Separate Account was reorganized as a unit investment trust, registered under the Investment Company Act of 1940, pursuant to a plan of reorganization approved by its contractholders on February 23, 1988. To provide Separate Account contractholders the opportunity to invest in a more diversified mutual fund portfolio, four additional fund divisions were also established on this date. Existing contractholders' units in the Separate Account remained unchanged after the reorganization.

Each Fund Division invests exclusively in shares of a single fund of either General American Capital Company (the Capital Company) or Variable Insurance Products Fund, which are open-end diversified management investment companies. The funds of the General American Capital Company, sponsored by General American, are the S & P 500 Index Fund, Money Market Fund, Bond Index Fund, Managed Equity Fund, and Asset Allocation Fund Divisions. The name of the Bond Index Fund was changed from the Intermediate Bond Fund effective October 1, 1992. The name change reflected a change in investment policies and objectives of the Fund. The name of the S & P 500 Index Fund was changed from the Equity Index Fund effective May 1, 1994. The funds of the Variable Insurance Products Fund, sponsored by Fidelity Investments, are the Equity-Income, Growth, and the Overseas Fund Divisions. Contractholders have the option of directing their deposits into one or all of these Funds as well as into the general account of General American. The unit values for the Separate Account 88 Series for the above divisions began at $10.00 on May 16, 1988 (date of first deposits into these fund divisions), except for the Managed Equity Fund Division, which began at $10.00 on February 23, 1988; the Equity- Income and Growth Fund Divisions which began at $10.00 on January 6, 1994; and the Overseas Fund Division which began at $10.00 on January 11, 1994.

On January 6, 2000, Metropolitan Life Insurance Company (MetLife), headquartered in New York City, purchased 100% of GenAmerica Corporation (the Company) for $1.2 billion in cash. The acquisition was a result of liquidity problems encountered by the Company's wholly-owned subsidiary General American Life Insurance Company (General American) during 1999.


Note 2 - Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

                                                              (Continued)

                      GENERAL AMERICAN SEPARATE ACCOUNT TWO
                      NOTES TO FINANCIAL STATEMENTS

A.    Investments

          The Separate Account's investments in the eight Funds are valued daily based on the net asset values of the respective Fund shares held as reported to General American by General American Capital Company and Variable Insurance Products. The specific identification method is used in determining the cost of shares sold on withdrawals by the Separate Account. Share transactions are recorded on the trade date, which is the same as the settlement date.

B.    Federal Income Taxes

          Under current Federal income tax law, the investment income and capital gains from sales of investments of the Separate Account are not taxable. Therefore, no Federal income tax expense has been provided.

C.   Distribution of Income and Realized Capital Gains

          General American Capital Company follows the federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized gains are deemed to be passed through to the Separate Account. As a result, General American Capital Company does not pay any dividends or capital gain distributions. During December of each year, accumulated investment income and capital gains of the underlying Capital Company Fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account. This adjustment has no impact on the net assets of the Separate Account.

          The Variable Insurance Products Funds intends to pay out all of its net investment income and net realized capital gains for each year. Dividends from the funds are distributed at least annually on a per share basis and are recorded on the ex dividend date. Normally, net realized capital gains, if any, are distributed each year for each fund. Such income and capital gain distributions are automatically reinvested in additional shares of the funds.

                                                              (Continued)

                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                    NOTES TO FINANCIAL STATEMENTS

D.    Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Note 3 - Contract Charges

General American assumes the mortality and expense risks and provides certain administrative services related to operating the Separate Account, for which the Separate Account is charged a daily rate of .002740% of net assets of each Fund Division of the Separate Account, which equals an annual rate of 1% for those net assets. For contracts issued prior to the date of reorganization and invested in the Managed Equity Fund, daily adjustments to values in the Separate Account are made to offset fully the effect of a .10% administrative fee charged to the Managed Equity Fund by General American. Since the Separate Account invests in shares of the Capital Company, as opposed to direct investments in publicly traded common stocks, the Separate Account is not charged an investment advisory fee.

Under Separate Account contractual arrangements, General American is entitled to collect payment for sale charges and annuity taxes. Variable annuity contracts written prior to May 1, 1982 have a front-end sales charge of 4.75% applied to each contribution. Contracts written after April 30, 1982 are subject to a contingent deferred sales charge upon surrender of the contract or partial withdrawal of funds on deposit. The sales charge is 9% during the first contract year, decreasing by 1% per year thereafter; the contingent deferred sales charge is waived in the event of death, disability or annuitization after the fifth contract year. The amount of sales charges, transfer charges, surrender charges and premium taxes for 1999 and 1998 are disclosed in Note 6.

               GENERAL AMERICAN SEPARATE ACCOUNT TWO
                   NOTES TO FINANCIAL STATEMENT

Note 4 - Purchases and Sales of Shares

During the year ended December 31, 1999, purchases including net realized gain and income from distribution and proceeds from sales of General American Capital Company shares were as follows:

                                                       S & P 500        Money                         Managed        Asset
                                                         Index          Market       Bond Index       Equity       Allocation
                                                         Fund            Fund           Fund           Fund           Fund
                                                      -----------     ----------     ----------     ----------     ----------
Purchases                                             $15,570,691     $7,563,741     $1,086,737     $1,944,587     $2,215,470
                                                      -----------     ----------     ----------     ----------     ----------

Sales                                                 $12,464,659     $5,877,750     $2,254,518     $3,886,310     $3,846,096
                                                      -----------     ----------     ----------     ----------     ----------

During  the  year  ended  December  31,  1999,   purchases  (including  dividend
reinvestment) and proceeds from sales of Variable Insurance Products Fund shares were as follows:

                                                         Equity-
                                                         Income         Growth        Overseas
                                                          Fund           Fund           Fund
                                                       ----------     ----------     ----------
Purchases                                              $2,646,564     $9,444,729     $1,379,262
                                                       ----------     ----------     ----------

Sales                                                  $6,032,125     $5,156,148     $1,227,215
                                                       ----------     ----------     ----------

                                                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                                    NOTES TO FINANCIAL STATEMENTS
                                                          DECEMBER 31, 1999


NOTE 5 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation  unit activity for the year ended
December 31, 1999 and 1998 (in thousands):








                                                S & P 500 INDEX           MONEY MARKET           BOND INDEX
                                                 FUND DIVISION           FUND DIVISION         FUND DIVISION
                                                ---------------         ---------------        -------------

Tax sheltered annuities:                        1999       1998         1999       1998        1999     1998
                                                ----       ----         ----       ----        ----     ----
Net deposits                                     229        236          327        123          26       61
Net withdrawals                                 (248)      (184)        (223)      (101)        (78)     (24)
Outstanding units, beginning of year             987        935          124        102         200      163
                                                ----       ----         ----       ----         ---      ---

Outstanding units, end of year                   968        987          228        124         148      200
                                                ====       ====         ====       ====         ===      ===



Individually purchased annuities:


Net deposits                                      51         53          149         54          11       19
Net withdrawals                                  (53)       (77)        (159)       (49)        (26)     (25)
Outstanding units, beginning of year             342        366           79         74          75       81
                                                ----       ----         ----       ----         ---      ---

Outstanding units, end of year                   340        342           69         79          60       75
                                                ====       ====         ====       ====         ===      ===

                                                             MANAGED EQUITY                   ASSET ALLOCATION
                                                             FUND DIVISION                      FUND DIVISION
                                                --------------------------------------        -----------------
                                                   88 Series                Other
Tax sheltered annuities:                        1999       1998        1999       1998         1999        1998
                                                ----       ----        ----       ----        -----        ----
Net deposits                                     29         33            2          7           62         63
Net withdrawals                                 (49)       (47)         (22)       (17)         (86)       (72)
Outstanding units, beginning of year            266        280          126        136          487        496
                                                ---        ---          ---        ---          ---        ---

Outstanding units, end of year                  246        266          106        126          463        487
                                                ===        ===          ===        ===          ===        ===


Individually purchased annuities:

Net deposits                                      3         10            0          0            9         17





Net withdrawals                                  (8)       (23)           0         (1)         (33)       (17)
Outstanding units, beginning of year             54         67            1          2          187        187
                                                ---        ---          ---        ---          ---        ---

Outstanding units, end of year                   49         54            1          1          163        187
                                                ===        ===          ===        ===          ===        ===

                                                                                                   (continued)


                                                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                                    NOTES TO FINANCIAL STATEMENTS
                                                          DECEMBER 31, 1999


NOTE 5 - ACCUMULATION UNIT ACTIVITY (CONTINUED)

The following is a summary of the accumulation  unit activity for the year ended
December 31, 1999 and 1998 (in thousands):


                                                 EQUITY-INCOME               GROWTH                 OVERSEAS
                                                 FUND DIVISION           FUND DIVISION           FUND DIVISION
                                                ---------------        -----------------        ---------------

Tax sheltered annuities:                        1999       1998         1999       1998         1999       1998
                                                ----       ----        -----       -----        ----       ----

Net deposits                                      82        161          204         205         59          60
Net withdrawals                                 (214)      (131)        (190)       (142)       (66)        (68)
Outstanding units, beginning of year             868        838        1,127       1,064        355         363
                                                ----       ----        -----       -----        ---         ---

Outstanding units, end of year                   736        868        1,141       1,127        348         355
                                                ====       ====        =====       =====        ===         ===



Individually purchased annuities:


Net deposits                                      21         51           70          50         23          11
Net withdrawals                                  (74)       (50)         (71)        (51)       (16)        (37)
Outstanding units, beginning of year             352        351          342         343         98         124
                                                ----       ----        -----       -----        ---         ---

Outstanding units, end of year                   299        352          341         342        105          98
                                                ====       ====        =====       =====        ===         ===







                                                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                                   NOTES TO FINANCIAL STATEMENTS
                                                         DECEMBER 31, 1999

NOTE 6 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT

Deposits  into the Separate  Account are used to purchase  shares in the Capital
Company or Fidelity's Variable Insurance Products Funds. Net deposits represent the amounts available for investment in such shares after the deduction of sales charges, premium taxes, transfer charges, and surrender charges.



                                                 S & P 500 INDEX                  MONEY MARKET                  BOND INDEX
                                                  FUND DIVISION                  FUND DIVISION                FUND DIVISION
                                           ---------------------------     ------------------------     -------------------------

Tax sheltered annuities:                      1999            1998             1999         1998            1999           1998
                                           -----------    ------------     ----------    ----------     -----------     ---------

Total gross deposits                       $ 4,780,975    $ 6,468,331      $  237,270    $ 551,562      $   364,130     $ 429,226
Transfers between fund divisions
  and General American                       1,752,189      1,266,937       2,396,429      309,709         (254,095)      574,600
Surrenders and withdrawals                  (7,641,939)    (5,208,621)       (863,973)    (514,215)      (1,141,258)     (277,854)
                                           -----------    -----------      ----------    ---------      -----------     ---------
Total gross deposits, transfers, and
  surrenders between fund divisions         (1,108,775)     2,526,647       1,769,726      347,056       (1,031,223)      725,972

Deductions:
Sales charges and premium taxes                    673            541               0           33                0             3
Transfer charges                                     0              0               0            0                0             0
Surrender charges                               73,320         39,730           5,148        2,941            4,266         3,061
                                           -----------    -----------      ----------    ---------      -----------     ---------
                                                73,993         40,271           5,148        2,974            4,266         3,064
Total deposits into (withdrawals from)
  Separate Account                         $(1,182,768)   $ 2,486,376      $1,764,578    $ 344,082      $(1,035,489)    $ 722,908
                                           ===========    ===========      ==========    =========      ===========     =========

                                                               MANAGED EQUITY                               ASSET ALLOCATION
                                                                FUND DIVISION                                 FUND DIVISION
                                         ---------------------------------------------------------     ---------------------------
                                                  88 Series                        Other
Tax sheltered annuities:                     1999           1998           1999           1998             1999           1998
                                         ------------   ------------   ------------   ------------     ------------   ------------





Total gross deposits                     $ 1,017,574    $ 1,031,883    $    98,087    $   128,121      $ 1,099,914    $ 1,377,673
Transfers between fund divisions
  and General American                      (664,792)      (215,453)      (244,132)       257,403          (21,014)       (79,296)
Surrenders and withdrawals                (1,195,279)    (1,211,325)    (1,533,674)    (1,191,151)      (1,926,140)    (1,579,937)
                                         -----------    -----------    -----------    -----------      -----------    -----------
Total gross deposits, transfers, and
  surrenders between fund divisions         (842,497)      (394,895)    (1,679,719)      (805,627)        (847,240)      (281,560)

Deductions:
Sales charges and premium taxes                   64             62            262            244                0              3
Transfer charges                                   0              0              0              0                0              0
Surrender charges                             13,761         17,119              0              0           20,846         12,490
                                         -----------    -----------    -----------    -----------      -----------    -----------
                                              13,825         17,181            262            244           20,846         12,493
Total deposits into (withdrawals from)
  Separate Account                       $  (856,322)   $  (412,076)   $(1,679,981)   $  (805,871)     $  (868,086)   $  (294,053)
                                         ===========    ===========    ===========    ===========      ===========    ===========




                                                  S & P 500 INDEX                MONEY MARKET                BOND INDEX
                                                   FUND DIVISION                FUND DIVISION               FUND DIVISION
                                           ---------------------------     -----------------------     -----------------------

Individually purchased annuities:              1999           1998            1999         1998           1999         1998
                                           ------------   ------------     ----------   ----------     ----------   ----------

Total gross deposits                       $   753,899    $ 1,765,647      $  36,328    $ 120,214      $  17,091    $  55,283
Transfers between fund divisions
  and General American                         702,384       (209,771)        44,784      (22,244)      (185,048)      67,237
Surrenders and withdrawals                  (1,504,179)    (2,726,185)      (256,255)      (5,242)      (139,177)    (244,863)
                                           -----------    -----------      ---------    ---------      ---------    ---------
Total gross deposits, transfers, and
  surrenders between fund divisions           (47,896)     (1,170,309)      (175,143)      92,728       (307,134)    (122,343)


Deductions:
Sales charges and premium taxes                      0              0              0            0              0            0
Transfer charges                                     0              0              0            0              0            0
Surrender charges                               22,971         33,019            195           19          2,600        4,199
                                           -----------    -----------      ---------    ---------      ---------    ---------
                                                22,971         33,019            195           19          2,600        4,199
Total deposits into (withdrawals from)
  Separate Account                         $   (70,867)   $(1,203,328)     $(175,338)   $  92,709      $(309,734)   $(126,542)
                                           ===========    ===========      =========    =========      =========    =========







                                                               MANAGED EQUITY                               ASSET ALLOCATION
                                                               FUND DIVISION                                  FUND DIVISION
                                         ------------------------------------------------------        -------------------------
                                                  88 Series                     Other
Individually purchased annuities:           1999            1998         1999           1998              1999           1998
                                         ----------     -----------    ---------      ---------        ----------     ----------

Total gross deposits                     $  56,049      $ 164,355     $      0       $  1,589         $  78,617      $ 265,936
Transfers between fund divisions
  and General American                     (59,910)       (24,136)           0              0          (255,371)       (71,336)
Surrenders and withdrawals                (216,312)      (739,966)     (15,347)       (72,481)         (679,108)      (164,660)
                                         ---------      ---------     --------       --------         ---------      ---------
Total gross deposits, transfers, and
  surrenders between fund divisions       (220,173)      (599,747)     (15,347)       (70,892)         (855,862)        29,940

Deductions:
Sales charges and premium taxes                  0              0            0              0                 0              0
Transfer charges                                 0              0            0              0                 0              0
Surrender charges                            2,055         20,978            0              0            24,068          2,425
                                         ---------      ---------     --------       --------         ---------      ---------
                                             2,055         20,978            0              0            24,068          2,425
Total deposits into (withdrawals from)
  Separate Account                       $(222,228)     $(620,725)    $(15,347)      $(70,892)        $(879,930)     $  27,515
                                         =========      =========     ========       ========         =========      =========

                                                                                                                  (continued)


                                                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                                    NOTES TO FINANCIAL STATEMENTS
                                                          DECEMBER 31, 1999

NOTE 6 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT,
(CONTINUED)






                                                   EQUITY-INCOME                     GROWTH                        OVERSEAS
                                                   FUND DIVISION                  FUND DIVISION                 FUND DIVISION
                                           ---------------------------     ---------------------------     -----------------------

Tax sheltered annuities:                        1999           1998            1999           1998            1999         1998
                                           ------------   ------------     ------------   ------------     ----------   ----------

Total gross deposits                       $ 1,407,920    $ 2,099,844      $ 2,689,326    $ 2,854,340      $ 473,024    $ 599,682





Transfers between fund divisions
  and General American                      (2,034,265)       281,676        1,072,738        665,837        137,849     (134,703)
Surrenders and withdrawals                  (2,408,056)    (1,685,785)      (3,327,807)    (2,126,620)      (673,787)    (564,009)
                                           -----------    -----------      -----------    -----------      ---------    ---------
Total gross deposits, transfers, and
  surrenders between fund divisions         (3,034,401)       695,735          434,257      1,393,557        (62,914)     (99,030)

Deductions:
Sales charges and premium taxes                     18            199              149            229             34           12
Transfer charges                                     0              0                0              0              0            0
Surrender charges                               21,503         22,250           41,171         38,955          7,968        7,586
                                           -----------    -----------      -----------    -----------      ---------    ---------
                                                21,521         22,449           41,320         39,184          8,002        7,598
Total deposits (withdrawals) into
  Separate Account                         $(3,055,922)   $   673,286      $   392,937    $ 1,354,373      $ (70,916)   $(106,628)
                                           ===========    ===========      ===========    ===========      =========    =========


                                                   EQUITY-INCOME                     GROWTH                        OVERSEAS
                                                   FUND DIVISION                  FUND DIVISION                 FUND DIVISION
                                           ---------------------------     ---------------------------     -----------------------

Individually purchased annuities:               1999           1998            1999           1998            1999         1998
                                           ------------   ------------     ------------   ------------     ----------   ----------

Total gross deposits                       $   136,056     $ 626,962        $ 327,467      $ 674,480        $ 44,310     $ 136,339
Transfers between fund divisions
  and General American                      (1,026,467)       12,989           33,246        (55,684)        135,078      (180,306)
Surrenders and withdrawals                    (346,195)     (604,051)        (371,595)      (657,597)        (73,053)     (308,720)
                                           -----------     ---------        ---------      ---------        --------     ---------
Total gross deposits, transfers, and
  surrenders between fund divisions         (1,236,606)       35,900          (10,882)       (38,801)        106,335      (352,687)

Deductions:
Sales charges and premium taxes                      6             5               22             23               0             0
Transfer charges                                     0             0                0              0               0             0
Surrender charges                               13,237        14,080           16,275         19,182           2,540        10,428
                                           -----------     ---------        ---------      ---------        --------     ---------
                                                13,243        14,085           16,297         19,205           2,540        10,428
Total deposits (withdrawals) into
  Separate Account                         $(1,249,849)    $  21,815        $ (27,179)     $ (58,006)       $103,795     $(363,115)
                                           ===========     =========        =========      =========        ========     =========

                  GENERAL AMERICAN SEPARATE ACCOUNT TWO
                         SCHEDULE OF INVESTMENTS
                            DECEMBER 31, 1999






                                              No. of Shares        Market Value
                                             --------------       -------------
S&P 500 Index Fund
   General American Capital Company (F*)          1,421,309         $86,520,558

Money Market Fund
   General American Capital Company (F*)            253,561         $ 5,135,191

Bond Index Fund
   General American Capital Company (F*)            172,157         $ 4,211,687

Managed Equity Fund
   General American Capital Company (F*)            596,491         $21,896,770

Asset Allocation Fund
   General American Capital Company (F*)            547,671         $25,370,323

Equity-Income Fund
   Variable Insurance Products Fund                 949,716         $24,417,201

Growth Fund
   Variable Insurance Products Fund                 935,504         $51,387,245

Overseas Fund
   Variable Insurance Products Fund                 348,357         $ 9,558,915


(F*) These funds use consent dividending.  See Note 2C.



See accompanying independent auditors' report.


                                                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                                   FINANCIAL HIGHLIGHTS INFORMATION
                                                           DECEMBER 31, 1999

                                                                                   Tax Qualified Plan    Non-Tax Qualified Plan
                                                                                    Units outstanding,      Units outstanding,
                               Accumulation unit value:  Accumulation unit value:     end of period           end of period
                               Beginning of period(F*)        End of period           (in thousands)          (in thousands)
                               ------------------------  ------------------------  -------------------   ----------------------





S & P 500 Index Fund Division (F**)
     1999                               55.35                     66.06                     968                    340
     1998                               43.62                     55.35                     987                    342
     1997                               33.17                     43.62                     935                    366
     1996                               27.27                     33.17                     808                    325
     1995                               20.12                     27.27                     657                    297
     1994                               20.09                     20.12                     636                    265
     1993                               18.48                     20.09                     599                    241
     1992                               17.37                     18.48                     366                    152
     1991                               13.47                     17.37                     236                    109
     1990                               14.15                     13.47                     133                     67
     1989                               11.01                     14.15                      97                     23

Money Market Fund Division
     1999                               16.57                     17.26                     228                     69
     1998                               15.85                     16.57                     124                     79
     1997                               15.14                     15.85                     102                     74
     1996                               14.50                     15.14                     117                     62
     1995                               13.82                     14.50                     106                     57
     1994                               13.39                     13.82                      93                     58
     1993                               13.12                     13.39                     115                     73
     1992                               12.78                     13.12                     181                     85
     1991                               12.16                     12.78                     179                    101
     1990                               11.33                     12.16                     188                     79
     1989                               10.44                     11.33                      28                     15

Bond Index Fund Division (F***)
     1999                               20.97                     20.16                     148                     60
     1998                               19.50                     20.97                     200                     75
     1997                               18.01                     19.50                     163                     80
     1996                               17.66                     18.01                     163                     70
     1995                               14.99                     17.66                     146                     85
     1994                               15.78                     14.99                     146                     58
     1993                               14.43                     15.78                     161                     61
     1992                               13.68                     14.43                     116                     48
     1991                               12.12                     13.68                      50                     67
     1990                               11.22                     12.12                      33                     58
     1989                               10.27                     11.22                      22                     17

Managed Equity Fund Division
 82 Series Tax Qualified
     1999                               82.60                     84.35                     106                    N/A
     1998                               72.99                     82.60                     126                    N/A
     1997                               59.73                     72.99                     136                    N/A
     1996                               49.83                     59.73                     153                    N/A
     1995                               37.68                     49.83                     164                    N/A
     1994                               39.42                     37.68                     188                    N/A
     1993                               36.54                     39.42                     210                    N/A
     1992                               34.56                     36.54                     217                    N/A
     1991                               27.62                     34.56                     216                    N/A
     1990                               28.73                     27.62                     192                    N/A





     1989                               22.11                     28.73                     194                    N/A

Non-Tax Qualified
     1999                               89.89                     91.79                     N/A                      1
     1998                               79.43                     89.89                     N/A                      1
     1997                               64.99                     79.43                     N/A                      2
     1996                               54.22                     64.99                     N/A                      2
     1995                               41.00                     54.22                     N/A                     17
     1994                               42.90                     41.00                     N/A                     20
     1993                               39.76                     42.90                     N/A                     24
     1992                               37.61                     39.76                     N/A                     25
     1991                               30.05                     37.61                     N/A                     25
     1990                               31.27                     30.05                     N/A                     25
     1989                               24.06                     31.27                     N/A                     25

(F*) At the date of first deposits into Separate Account on May 16, 1988, (continued) except for the Managed Equity Fund, which began on February 24, 1988; the Equity Fund and the Growth Fund which began on January 6, 1994; and the Overseas Fund which began on January 11, 1994.
(F**) The name of the S&P 500  Index  Fund was  changed  from  the  Equity  Fund effective May 1, 1994.
(F***)The name of the Bond Index Fund was  changed  from the  Intermediate  Bond
      Fund effective October 1, 1992. The name change reflects a change in investment policies and objectives of the Fund.

       See accompanying independent auditors' report.




                                                GENERAL AMERICAN SEPARATE ACCOUNT TWO
                                                   FINANCIAL HIGHLIGHTS INFORMATION
                                                           DECEMBER 31, 1999

                                                                                   Tax Qualified Plan    Non-Tax Qualified Plan
                                                                                    Units outstanding,      Units outstanding,
                               Accumulation unit value:  Accumulation unit value:     end of period           end of period
                               Beginning of period(F*)        End of period           (in thousands)          (in thousands)
                               ------------------------  ------------------------   -------------------   ----------------------
Managed Equity Fund Division (continued)
 88 Series
     1999                               42.70                     43.56                     246                     49
     1998                               37.77                     42.70                     266                     54
     1997                               30.94                     37.77                     280                     67
     1996                               25.84                     30.94                     240                     58
     1995                               19.56                     25.84                     215                     75
     1994                               20.48                     19.56                     204                     68





     1993                               19.00                     20.48                     197                     56
     1992                               17.99                     19.00                     158                     40
     1991                               14.39                     17.99                     101                     27
     1990                               14.99                     14.39                      56                     20
     1989                               11.54                     14.99                      21                      7

Asset Allocation Fund Division
     1999                               33.12                     40.46                     463                    163
     1998                               28.38                     33.12                     487                    187
     1997                               24.14                     28.38                     496                    187
     1996                               21.08                     24.14                     375                    178
     1995                               16.52                     21.08                     317                    168
     1994                               17.37                     16.52                     320                    180
     1993                               16.01                     17.37                     332                    166
     1992                               15.16                     16.01                     223                    119
     1991                               12.78                     15.16                     140                     66
     1990                               12.60                     12.78                      94                     35
     1989                               10.61                     12.60                      33                     16

Equity-Income Fund Division
     1999                               22.41                     23.60                     736                    299
     1998                               20.27                     22.41                     868                    352
     1997                               15.98                     20.27                     838                    351
     1996                               14.12                     15.98                     767                    317
     1995                               10.55                     14.12                     552                    207
     1994                               10.00                     10.55                     315                     82

Growth Fund Division
     1999                               25.45                     34.64                   1,141                    341
     1998                               18.42                     25.45                   1,127                    342
     1997                               15.07                     18.42                   1,064                    343
     1996                               13.27                     15.07                     974                    362
     1995                                9.90                     13.27                     646                    261
     1994                               10.00                      9.90                     356                    116

Overseas Fund Division
     1999                               14.93                     21.09                     348                    105
     1998                               13.37                     14.93                     355                     98
     1997                               12.11                     13.37                     363                    124
     1996                               10.80                     12.11                     346                    107
     1995                                9.95                     10.80                     266                     77
     1994                               10.00                      9.95                     240                     52

(F*) At the date of first deposits into Separate Account on May 16, 1988, except for the Managed Equity Fund, which began on February 24, 1988; the Equity Fund and the Growth Fund which began on January 6, 1994; and the Overseas Fund which began on January 11, 1994.
(F**) The name of the S&P 500  Index  Fund was  changed  from  the  Equity  Fund effective May 1, 1994.
(F***)The name of the Bond Index Fund was  changed  from the  Intermediate  Bond
      Fund effective October 1, 1992. The name change reflects a change in investment policies and objectives of the Fund.

See accompanying independent auditors' report.

LEGAL COUNSEL

     Stephen E. Roth
     Sutherland, Asbill & Brennan, Washington, D.C.

INDEPENDENT AUDITORS

     KPMG LLP

If distributed to prospective investors, this report must be preceded or accompanied by a current prospectus.

The prospectus is incomplete without reference to the financial data contained in the annual report.



                         GENERAL AMERICAN LIFE INSURANCE
                            COMPANY AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)





                      INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of General American Life Insurance
Company:

We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, stockholder equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General American Life Insurance Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



St. Louis, Missouri
February 4, 2000

General American Life Insurance  Company and Subsidiaries  CONSOLIDATED  BALANCE
SHEETS (dollars in millions, except share data)

                                                                         As of December 31
                                                                         -----------------
                                                                        1999           1998
                                                                     ---------       --------
ASSETS
- - ----------------------------------------------------------------
Fixed maturities:
   Available-for-sale, at fair value                                 $ 6,826.1       11,068.3
Mortgage loans, net                                                    1,678.9        2,337.5
Real estate, net                                                         127.2          129.9
Equity securities, at fair value                                          49.3           48.6
Policy loans                                                           2,243.9        2,151.0
Short-term investments                                                   292.4          195.3
Other invested assets                                                    898.8          457.6
                                                                     ---------       --------
            Total investments                                         12,116.6       16,388.2
Cash and cash equivalents                                                790.0          591.1
Accrued investment income                                                153.9          205.6
Reinsurance recoverables                                                 863.3          905.0





Other contract deposits                                                  325.5        4,094.8
Deferred tax asset, net                                                  197.6              -
Deferred policy acquisition costs                                      1,286.1          773.8
Other assets                                                             781.1          675.7
Separate account assets                                                6,915.6        5,214.8
                                                                     ---------       --------
            Total assets                                             $23,429.7       28,849.0
                                                                     =========       ========

LIABILITIES AND STOCKHOLDER EQUITY
- - ----------------------------------------------------------------
Policy and contract liabilities:
   Future policy benefits                                            $ 5,995.6        5,589.5
   Policyholder account balances:
      Universal life                                                   3,032.1        2,960.9
      Annuities                                                        3,709.8        3,714.5
   Pension funds and interest sensitive contract liabilities             556.8        7,581.3
   Policy and contract claims                                            702.1          591.1
   Dividends payable to policyholders                                    120.6          121.7
                                                                     ---------       --------
            Total policy and contract liabilities                     14,117.0       20,559.0
Amounts payable to reinsurers                                             79.2          201.4
Long-term debt and notes payable                                         216.6          221.9
Other liabilities and accrued expenses                                   825.0          912.4
Deferred tax liability, net                                                  -           75.4
Separate account liabilities                                           6,892.0        5,194.9
                                                                     ---------       --------
            Total liabilities                                         22,129.8       27,165.0
Minority interests                                                       420.0          383.1
Stockholder equity:
   Common stock, $1 par value, 5,000,000 shares authorized,
      3,000,000 shares issued and outstanding                              3.0            3.0
   Additional paid in capital                                             71.1            3.0
   Retained earnings                                                   1,074.1        1,242.0
   Accumulated other comprehensive (loss) income                        (268.3)          52.9
                                                                     ---------       --------
            Total stockholder equity                                     879.9        1,300.9
                                                                     ---------       --------
            Total liabilities and stockholder equity                 $23,429.7       28,849.0
                                                                     =========       ========

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS





(dollars in millions)
                                                                  Years ended December 31
                                                                  -----------------------
                                                               1999        1998        1997
                                                             --------     -------     -------
REVENUES
- - -------------------------------------------------------
Insurance premiums                                           $2,207.6     2,028.0     1,671.3

Other considerations                                            183.2       173.6       135.8

Net investment income                                         1,157.2     1,135.8       945.5
Ceded commissions                                                21.7        39.9        44.9
Other income                                                    386.0       323.0       362.3
Net realized investment (losses) gains                         (200.6)       13.7        28.5
                                                             --------     -------     -------
            Total revenues                                    3,755.1     3,714.0     3,188.3
                                                             --------     -------     -------

BENEFITS AND EXPENSES
- - -------------------------------------------------------
Policy benefits                                               1,978.4     1,832.9     1,517.7
Interest credited to policyholder account balances              533.9       516.8       399.4
                                                             --------     -------     -------
            Total policyholder benefits                       2,512.3     2,349.7     1,917.1

Dividends to policyholders                                      191.6       192.1       182.1
Policy acquisition costs                                        154.0       240.7       171.1
Other insurance and operating expenses                          917.5       713.7       712.8
Interest expense                                                 17.7        17.9        20.2
Demutualization expense                                          13.3           -           -
Fees to exit funding agreement business                         141.4           -           -
                                                             --------     -------     -------

            Total benefits and expenses                       3,947.8     3,514.1     3,003.3
                                                             --------     -------     -------

            (Loss) income before provision for income taxes    (192.7)      199.9       185.0
                                                             --------     -------     -------

Income tax (benefit) provision:

   Current                                                      (23.6)       35.2        65.8
   Deferred                                                     (40.7)       18.4        (0.1)
                                                             --------     -------     -------
            Total income tax (benefit) provision                (64.3)       53.6        65.7
                                                             --------     -------     -------

            (Loss) income before minority interest             (128.4)      146.3       119.3






Minority interest in earnings of consolidated subsidiaries      (24.8)      (29.2)      (22.1)
                                                             --------     -------     -------
            Net (loss) income                                $ (153.2)      117.1        97.2
                                                             ========     =======     =======

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (dollars in millions)
                                                                   Years ended December 31
                                                                   -----------------------
                                                               1999         1998         1997
                                                             -------       -----        -----
Net (loss) income                                            $(153.2)       117.1        97.2

Other comprehensive (loss) income                             (321.2)       (54.0)       75.6
                                                             -------        -----       -----

         Comprehensive (loss) income                         $(474.4)        63.1       172.8
                                                             =======        =====       =====

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries CONSOLIDATED STATEMENTS
OF STOCKHOLDER EQUITY (dollars in millions)
                                                                                    ACCUMULATED
                                                                                       OTHER
                                                            ADDITIONAL             COMPREHENSIVE      TOTAL
                                                  COMMON     PAID-IN    RETAINED       (LOSS)       STOCKHOLDER
                                                  STOCK      CAPITAL    EARNINGS       INCOME         EQUITY





                                                  ------    ----------  --------   -------------    -----------
Balance at December 31, 1996                       $  -           -       966.5          31.3          997.8
Net income                                                                 97.2                         97.2
Other comprehensive income                                                               75.6           75.6
Issuance of common stock                            3.0         3.0        (6.0)                           -
Dividend to parent                                                         (4.5)                        (4.5)
Other, net                                                                  4.4                          4.4
                                                   ----        ----     -------        ------        -------

Balance at December 31, 1997                        3.0         3.0     1,057.6         106.9        1,170.5
Net income                                                                117.1                        117.1
Other comprehensive loss                                                                (54.0)         (54.0)
Parent's share of subsidiary's
   issuance of non-voting stock                                            68.6                         68.6
Other, net                                                                 (1.3)                        (1.3)
                                                   ----        ----     -------        ------        -------

Balance at December 31, 1998                        3.0         3.0     1,242.0          52.9        1,300.9
Net loss                                                                 (153.2)                      (153.2)
Other comprehensive loss                                                               (321.2)        (321.2)
Parent's share of subsidiaries'
   capital stock transactions                                              25.3                         25.3
Capital contribution from parent                               68.1                                     68.1
Dividends                                                                 (40.0)                       (40.0)
                                                   ----        ----     -------        ------        -------

Balance at December 31, 1999                       $3.0        71.1     1,074.1        (268.3)         879.9
                                                   ====        ====     =======        ======        =======

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)
                                                                                      Years ended December 31
                                                                                      -----------------------
                                                                                 1999            1998          1997
                                                                              ---------        -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES
- - ----------------------------------------------------------------
Net (loss) income                                                             $  (153.2)         117.1           97.2
Adjustments to reconcile net income to net cash provided by





   (used in) operating activities:
      Change in:
         Accrued investment income                                                 50.9          (37.4)         (20.6)
         Reinsurance recoverables and
            other contract deposits                                               463.9          496.1          203.7
         Deferred policy acquisition costs                                       (165.9)        (102.1)        (113.0)
         Other assets                                                             (39.5)        (172.1)         (61.8)
         Future policy benefits                                                   406.2          655.5          693.1
         Policy and contract claims                                               111.0          132.5          105.5
         Other liabilities and accrued expenses                                   (78.1)          48.2          319.8
      Deferred income tax provision                                               (40.7)          18.4           (0.1)
      Policyholder considerations                                                (183.2)        (173.6)        (135.8)
      Interest credited to policyholder account balances                          533.9          516.8          399.4
      Amortization and depreciation                                               (32.5)          34.6           32.7
      Net realized investment losses (gains)                                      200.6          (13.7)         (28.5)
      Other, net                                                                   12.0            7.4            0.4
                                                                              ---------        -------        -------
Net cash provided by operating activities                                       1,085.4        1,527.7        1,492.0
                                                                              ---------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
- - ----------------------------------------------------------------
Proceeds from investments sold or redeemed:
      Fixed maturities available-for-sale                                      10,891.4        2,027.4        2,070.7
      Mortgage loans                                                            1,442.8          370.4          594.2
      Equity securities                                                            10.3            2.1           31.6
Cost of investments purchased:
   Fixed maturities available-for-sale                                         (8,110.5)      (4,251.1)      (4,463.1)
   Mortgage loan originations                                                    (800.2)        (594.5)        (439.0)
   Equity securities                                                              (19.2)         (17.4)         (47.3)
Maturity of fixed maturities available-for-sale                                   310.6          145.3          281.7
Increase in policy loans, net                                                     (92.9)         (77.9)        (153.4)
Increase in short-term and other invested assets, net                            (521.8)        (215.2)        (130.4)
Investments in subsidiaries                                                        81.3          (24.5)          (6.0)
                                                                              ---------        -------        -------
Net cash provided by (used in) investing activities                             3,191.8       (2,635.4)      (2,261.0)
                                                                              ---------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
- - ----------------------------------------------------------------
Net policyholder account and contract (withdrawals) deposits                   (4,186.7)       1,108.8        1,024.5
Proceeds from subsidiary stock offering                                           124.9          221.8              -
Issuance of debt                                                                      -            2.3            1.9
Repayment of debt                                                                  (0.7)          (0.4)         (80.6)
Dividends                                                                         (45.8)          (3.8)          (2.1)
Other, net                                                                         28.9           27.5           46.8
                                                                              ---------        -------        -------
Net cash (used in) provided by financing activities                            (4,079.4)       1,356.2          990.5
                                                                              ---------        -------        -------

Effect of exchange rate changes                                                     1.1          (16.3)          (5.3)
                                                                              ---------        -------        -------





Net increase in cash and cash equivalents                                         198.9          232.2          216.2
Cash and cash equivalents at beginning of year                                    591.1          358.9          142.7
                                                                              ---------        -------        -------
Cash and cash equivalents at end of year                                      $   790.0          591.1          358.9
                                                                              =========        =======        =======

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries

(1)  BASIS OF PRESENTATION AND SUMMARY OF
     SIGNIFICANT ACCOUNTING POLICIES

ACQUISITION BY METLIFE
On January 6, 2000, Metropolitan Life Insurance Company (MetLife), headquartered in New York City, purchased 100% of GenAmerica Corporation (GenAmerica), General American Life Insurance Company's (General American or the Company) parent, for $1.2 billion in cash. The acquisition was a result of liquidity problems encountered by General American.

On August 10, 1999, at management's request, the Missouri Department of Insurance placed the Company under an order of administrative supervision (the order). The immediate cause of the order was the Company's inability to immediately satisfy approximately $4 billion in institutional funding agreement contract surrenders. The funding agreements guaranteed the holder a return on principal at a stated interest rate for a specified period of time. The contracts also allowed the holder to "put" the contract to the Company for a payout of principal and interest within designated time periods of 7, 30 or 90 days. The Company had reinsured 50% of the funding agreement contracts with ARM Financial Group, Inc. (ARM).

In July 1999, Moody's Investors Services, Inc. downgraded the claims paying ability rating of ARM due to the relative illiquidity of certain of its invested assets, which resulted in the Company recapturing the obligations and assets related to the funding agreements reinsured by ARM. As a result of the recapture, Moody's downgraded the Company's claims paying ability rating. Upon announcement of the downgrade, a large number of funding agreement holders surrendered their contracts. The Company was unable to liquidate sufficient assets in an orderly fashion without incurring significant losses and therefore management requested the order.

In connection with the acquisition, MetLife offered each holder of a General American funding agreement the option to exchange its funding agreement for a MetLife funding agreement with substantially identical terms and conditions or receive cash equal to the principal amount plus accrued interest. In consideration of this exchange offer, the Company transferred to MetLife assets having a market value equal to the market value of the funding agreement liabilities, approximately $5.7 billion. As a result of its efforts to raise liquidity to meet the funding agreement requests and the transfer of assets to MetLife, the Company incurred approximately $214.7 million in pretax capital losses. In addition to the capital losses, the Company incurred $141.4 million in fees associated with the recapture and transfer of the funding agreement business. With the transfer, the Company fully exited the funding agreement business.

GenAmerica will operate as a wholly-owned stock subsidiary of MetLife. The $1.2 billion purchase price was paid to GenAmerica's parent General American Mutual Holding Company (GAMHC) and deposited in an account for the benefit of the Company's policyholders. Ultimately, these funds, minus adjustments, will be distributed to participating General American policyholders, with accumulated interest and GAMHC will be dissolved.

General American Life Insurance Company and Subsidiaries

REORGANIZATION
In September 1996, the Board of Directors of General American adopted the Plan which authorized the reorganization (Reorganization) of the Company into a mutual insurance holding company structure. The Missouri Department of Insurance held a public hearing on the Reorganization on December 19, 1996 and approved the Plan on January 24, 1997. The policyholders of the Company approved the Plan on January 28, 1997 and the Reorganization became effective on April 24, 1997 (effective date). The Company was the first company to obtain approval and to form a mutual insurance holding company under the Missouri Mutual Holding Company Statute.

Pursuant to the Reorganization, the Company (i) formed GAMHC as a mutual insurance holding company under the insurance laws of the State of Missouri,
(ii) formed  GenAmerica  as an  intermediate  stock  holding  company  under the general laws of the State of Missouri, and (iii) amended and restated its Charter and Articles of Incorporation to authorize the issuance of capital stock and the continuance of its existence as a stock life insurance company under the same name. GAMHC may, among other things, elect all of the directors of GenAmerica and approve matters submitted for shareholder approval. As of the effective date of the Reorganization, the membership interests and the contractual rights of the policyholders of the Company were separated - the membership interests automatically became, by operation of law, membership interests in GAMHC and the contractual rights remained with the Company. Each person who became the owner of a designated policy or contract of insurance or annuity issued by the Company after the effective date of the Reorganization (subject to certain exceptions and conditions set forth in the Articles of Incorporation of GAMHC) became a member of GAMHC and had a membership interest in GAMHC by operation of law so long as such policy or contract remains in force. The membership interests in GAMHC follow, and are not severable, from the insurance or annuity policy or contract from which the membership interest in GAMHC is derived.

On the effective date, the Company issued three million shares of its authorized shares of capital stock to GAMHC. GAMHC then contributed all of these to GenAmerica in exchange for one thousand shares of its common stock. As a result, GenAmerica directly owned the Company, and GAMHC indirectly owned the Company, through GenAmerica. The Reorganization was accounted for at historical cost in a manner similar to a pooling of interests.

The consolidated financial statements include the assets, liabilities, and results of operations of the Company and the following wholly owned insurance subsidiaries: Cova Corporation (COVA), an insurance holding company, Paragon Life Insurance Company, Security Equity Life Insurance Company, General Life Insurance Company of America, General Life Insurance Company (GLIC), GenAm Benefits Insurance Company, and its 48.3 percent owned subsidiary, Reinsurance Group of America, Incorporated (RGA), an insurance holding company. In addition, the financial statements include the assets, liabilities, and results of operations of the following wholly owned non-insurance subsidiaries: Red Oak Realty Company, White Oak Royalty Company, GenMark, Inc., and its 60.4 percent owned subsidiary, Conning Corporation (Conning).

The Company's principal lines of business, conducted through General American or one of its subsidiaries, are: Individual Life Insurance, Annuities, Group Life and Health Insurance, Asset Management, and Reinsurance. The Company distributes its products and services primarily through a nationwide network of general agencies, independent brokers, and group sales and claims offices. The Company and its subsidiaries are licensed to do business in all fifty states, ten Canadian provinces, Puerto Rico, and the District of Columbia. Through its subsidiaries, the Company has operations in Europe, Pacific Rim countries, Latin America, and Africa.

INITIAL PUBLIC OFFERING
In December 1997, Conning successfully completed an Initial Public Offering of 2.875 million shares of its common stock. Conning received net proceeds of approximately $34.5 million from the offering. The

General American Life Insurance Company and Subsidiaries

Company owned 60.4 and 62.7 percent of the total shares outstanding of Conning's common stock at December 31, 1999 and 1998 respectively. The publicly held stock of Conning is listed on the NASDAQ National Market System.

OTHER OFFERINGS

At RGA's annual stockholders' meeting on May 27, 1998, a new class of non-voting common stock was authorized. In June 1998, RGA completed a secondary public offering in which it sold 7,417,500 million shares of non- voting common stock traded on the New York Stock Exchange under the symbol RGA.A. The offering provided net proceeds of approximately $221.8 million, which have been utilized to finance the continued growth of RGA's operations domestically and internationally. After the subsequent offering, the Company's ownership percentage decreased from 63.8% to 53.3%.

On September 14, 1999 RGA held a special shareholder's meeting at which an amendment to its restated articles of incorporation, as amended, was approved which converted 7,417,496 shares of non-voting common stock into 7,194,971 shares of voting common stock, with cash paid in lieu of any fractional shares. After the non-voting stock conversion, the Company's ownership percentage was 53.5%.

On November 23, 1999, RGA completed a private placement of securities in which it sold 4,784,689 shares of its common stock, $0.01 par value per share to MetLife. The price per share was $26.125, and the aggregate value of the transaction was approximately $125 million. Proceeds from the private placement will be used for general corporate purposes, including the immediate capital needs associated with the Company's primary businesses. After the private offering, the Company's ownership percentage was 48.3%.

SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements are prepared on the basis of generally accepted accounting principles (GAAP) and include the accounts of the Company and its majority owned subsidiaries. Less than majority-owned entities in which the Company has at least a 20 percent interest are reported on the equity basis. The Company continues to consolidate the financial statements of RGA even though its ownership percentage has declined to below 50 percent since the Company has retained control of RGA through a majority representation on RGA's Board of Directors at December 31, 1999 and through January 6, 2000. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements requires the use of estimates by management, which affect the amounts reflected in the financial statements. Actual results could differ from those estimates. Accounts that the Company deems to be sensitive to changes in estimates include future policy benefits and policy and contract claims, deferred acquisition costs, and investment and deferred tax valuation allowances.

The significant accounting policies of the Company are as follows:

RECOGNITION OF REVENUE
For traditional life insurance policies, including participating businesses, premiums are recognized when due, less allowances for estimated uncollectible balances. For limited payment contracts, net premiums are recorded as revenue, and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to insurance in force over the estimated policy life.

For universal life and annuity products, contract charges for mortality, surrender, and expense, other than front-end expense charges, are reported as income when charged to policyholders' accounts.

Other income represents the fees generated from the Company's non-insurance operations, primarily service and contract fees relating to concessions, asset management, system development, and third-party administration. Amounts are recognized when earned.

General American Life Insurance Company and Subsidiaries

INVESTED ASSETS

FIXED MATURITIES AND EQUITY SECURITIES: All of the Company's securities are classified as available-for-sale. Fixed maturities available-for-sale are reported at fair value and are so classified based on the possibility that such securities could be sold prior to maturity if that action enables the Company to execute its investment philosophy and appropriately match investment results to operating and liquidity needs. Equity securities are carried at fair value.

Realized gains or losses on the sale of securities are determined on the basis of specific identification. Unrealized gains and losses are recorded, net of related income tax effects as well as related adjustments to deferred acquisition costs, in accumulated other comprehensive income, a separate component of stockholder equity.

The Company recognizes its proportionate share of the resultant gains or losses on the issuance or repurchase of its subsidiaries' stock as a direct credit or charge to retained earnings.

MORTGAGE LOANS: Mortgage loans on real estate are stated at an unpaid principal balance, net of unamortized discounts, and valuation allowances for possible impairment in value. The Company discontinues the accrual of interest on mortgage loans which are more than 90 days delinquent. Interest received on nonaccrual mortgage loans is generally reported as interest income.

POLICY LOANS, REAL ESTATE AND OTHER INVESTED ASSETS: Policy loans are carried at an unpaid principal balance and are generally secured by the cash surrender value of the underlying contracts. Investment real estate which the Company intends to hold for the production of income is carried at depreciated cost, net of writedowns for other than temporary declines in fair value and encumbrances. Properties held for sale (primarily acquired through foreclosure) are carried at the lower of depreciated cost (fair value at foreclosure plus capital additions less accumulated depreciation and encumbrances) or fair value. Adjustments to carrying value of properties held for sale are recorded in a valuation reserve when the fair value is below depreciated cost. The accumulated depreciation and encumbrances on real estate amounted to $44.0 million and $52.4 million at December 31, 1999 and 1998, respectively. Direct valuation allowances amounted to $4.7 million and $7.3 million at December 31, 1999 and 1998, respectively. Other invested assets are principally recorded at fair value.

SHORT-TERM INVESTMENTS: Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of less than a year, are carried at amortized cost, which approximates fair value.

INVESTED ASSET IMPAIRMENT AND VALUATION ALLOWANCES: Invested assets are considered impaired when the Company determines that collection of all amounts due under the contractual terms is doubtful. The Company adjusts invested assets to their estimated net realizable value at the point at which it determines an impairment is other than temporary. In addition, the Company has established valuation allowances for mortgage loans and other invested assets. Valuation allowances for other than temporary impairments in value are netted against the asset categories to which they apply. Additions to valuation allowances are included in realized gains and losses.

General American Life Insurance Company and Subsidiaries

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents represent cash, demand deposits, and highly liquid short- term investments, which include U.S. Treasury bills, commercial paper, and repurchase agreements with original or remaining maturities of 90 days or less when purchased.

INVESTMENT INCOME
Fixed maturity premium and discounts are amortized into income using the scientific yield method over the term of the security. Amortization of the premium or discount on mortgage-backed securities is recognized using a scientific yield method which considers the estimated timing and amount of prepayments of underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are adjusted when differences arise between the prepayments originally anticipated and the actual prepayments received and those prepayments currently anticipated. When such differences occur, the net investment in the mortgage-backed security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security with a corresponding charge or credit to interest income (the "retrospective method").

POLICY AND CONTRACT LIABILITIES
For traditional life insurance policies, future policy benefits are computed using a net level premium method taking into account actuarial assumptions as to mortality, persistency, and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on industry standards and the Company's historical experience which, together with interest and expense assumptions, provide a margin for adverse deviation. Interest rate assumptions generally range from 2.5 percent to 11.0 percent. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter a premium deficiency reserve is established through a charge to earnings.

For participating policies, future policy benefits are computed using a net level premium method based on the guaranteed cash value basis for mortality and interest. Mortality rates are similar to those used for statutory valuation purposes. Interest rates generally range from 2.5 percent to 6.0 percent. Dividend liabilities are established when earned.

Policyholder account balances for universal life and annuity policies are equal to the policyholder account value before deduction of any surrender charges. The policyholder account value represents an accumulation of gross premium payments plus credited interest less expense, mortality charges, and withdrawals. These expense charges are recognized in income as earned.

The range of weighted average interest crediting rates used by the Company's life insurance subsidiaries were as follows:

                           1999              1998              1997
Universal life          4.00-8.00%        5.25-7.10%        6.00-7.10%
Annuities               3.00-9.10%        4.00-9.20%        5.70-9.30%

Accident and health benefits for active lives are calculated using the net level premium method and assumptions as to future morbidity, withdrawals, and interest, which provide a margin for adverse deviation. Benefit liabilities for disabled lives are calculated using the present value of future benefits and experience assumptions for claim termination, expense, and interest which also provide a margin for adverse deviation.

General American Life Insurance Company and Subsidiaries

POLICY AND CONTRACT CLAIMS
The Company establishes a liability for unpaid claims based on estimates of the ultimate cost of claims incurred, which is comprised of aggregate case basis estimates, average claim costs for reported claims, and estimates of incurred but not reported losses based on past experience. Policy and contract claims include a provision for both life and accident and health claims. Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability; however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be precisely determined and may vary from the estimated amount included in the consolidated balance sheets.

DEFERRED POLICY ACQUISITION COSTS
The costs, which vary with and are primarily related to the production of new and renewal business, have been deferred to the extent that such costs are deemed recoverable from future profitability of the underlying business. Such costs include commissions, premium taxes, as well as certain other costs of policy issuance and underwriting.

For limited payment and other nonparticipating traditional life insurance policies, the deferred policy acquisition costs are amortized, with interest, in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected future premium revenue is estimated utilizing the same assumptions used for computing liabilities for future policy benefits for these policies.

For participating life insurance, universal life, and annuity type contracts, the deferred policy acquisition costs are amortized over a period of not more than thirty years in relation to the present value of estimated gross profits arising from interest margin, cost of insurance, policy administration, and surrender charges.

The range of average rates of assumed interest used by the Company's insurance subsidiaries in estimated gross margins were as follows:

                           1999              1998              1997
Participating life           7.76%             8.25%             8.17%
Universal life          6.00-9.20%        6.25-7.50%        6.25-7.79%
Annuities               3.00-7.00%        7.00-7.83%        7.00-7.84%

The estimates of expected gross margins are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings. Deferred policy acquisition costs are adjusted for the impact on estimated gross margins as if the net unrealized gains and losses on securities had actually been realized.

REINSURANCE AND OTHER CONTRACT DEPOSITS
In the normal course of business, the Company seeks to limit its exposure to loss on any single insured by ceding risks to other insurance enterprises or reinsurers under various types of contracts including coinsurance and excess coverage. The Company's retention level per individual life ranges between $50 thousand and $2.5 million depending on the entity writing the policy.

The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other contract deposits in the consolidated balance sheets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

General American Life Insurance Company and Subsidiaries

Reinsurance activities are accounted for consistent with terms of the underlying contracts. Premiums ceded to other companies have been reported as a reduction of premiums. Amounts applicable to reinsurance ceded for future policy benefits and claim liabilities have been reported as assets for these items, and commissions and expense allowances received in connection with reinsurance ceded have been accounted for in income as earned. Reinsurance does not relieve the Company from its primary responsibility to meet claim obligations. The Company evaluates the financial conditions of its reinsurers annually.

FEDERAL INCOME TAXES
The Company and certain of its U.S. subsidiaries file consolidated federal income tax returns. Any acquired life insurance company is not included in the consolidated return until the acquired company has been a member of the consolidated group for five years. Prior to satisfying the five-year requirement, the subsidiary files a separate federal return. RGA Barbados, a subsidiary of RGA, also files a U.S. tax return. The Company's foreign subsidiaries are taxed under applicable local statutes. No deferred tax liabilities have been recognized for the foreign subsidiaries per Accounting Principles Board (APB) Opinion 23, Accounting for Income Taxes - Special Areas.

The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has not recognized a deferred tax liability for the excess of financial statement carrying amount over the tax basis of its less-than-80 percent owned domestic subsidiaries as the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the Company expects that it will ultimately use that means.

SEPARATE ACCOUNT BUSINESS

The assets and liabilities of the separate account represent segregated funds administered and invested by the Company for purposes of funding variable life insurance and annuity contracts for the exclusive benefit of the contractholders.

The Company charges the separate account for cost of insurance and administrative expense associated with a contract and charges related to early withdrawals by contractholders. The assets and liabilities of the separate account are carried at fair value. The Company's participation in the separate account (seed money) is carried at fair value in the separate account, and amounted to $27.2 million and $19.9 million at December 31, 1999 and 1998, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care. The following assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate fair value:

INVESTMENT SECURITIES: Fixed maturities are valued using quoted market prices, if available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or in the case of private placements are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of investments. The fair values of equity securities are based on quoted market prices.

General American Life Insurance Company and Subsidiaries

DERIVATIVES: Derivatives are valued using quoted market prices, if available. For derivatives not actively traded, fair values are estimated using values obtained from independent pricing services.

MORTGAGE LOANS: The fair values of mortgage loans are estimated using discounted cash flow analyses and interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

POLICY LOANS: The fair value of policy loans approximates the carrying value. The majority of these loans are indexed, with a yield tied to a stated return.

POLICYHOLDER ACCOUNT BALANCES ON INVESTMENT TYPE CONTRACTS: Fair values for the Company's liabilities under investment-type contracts are estimated using cash surrender values. For contracts with no defined maturity date, the carrying value approximates fair value.

PENSION FUNDS AND INTEREST SENSITIVE CONTRACT LIABILITIES: Fair values for the Company's interest sensitive contract liabilities are estimated using cash surrender values. For contracts with no defined maturity date, the carrying value approximates fair value.

SEPARATE ACCOUNT ASSETS AND LIABILITIES: The separate account assets and liabilities are carried at fair value as determined by the market value of the underlying segregated investments.

SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS: The carrying amount approximates fair value.

LONG-TERM DEBT AND NOTES PAYABLE: The fair value of long-term debt and notes payable is estimated using discounted cash flow calculations based on interest rates currently being offered for similar instruments.

Refer to Note 3 & Note 4 for additional information on fair value of financial instruments.

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 2000, and is effective for interim periods in the initial year of adoption. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. It also requires that gains or losses resulting from changes in the values of those derivatives be reported depending on the use of the derivative and whether it qualifies for hedge accounting. The Company has not yet determined the effect of the implementation of SFAS No. 133 on the results of operation, financial position, or liquidity. The Company plans to adopt the provisions of SFAS No. 133 in 2001.

RECLASSIFICATION
The  Company  has   reclassified   the  presentation  of  certain  prior  period
information to conform to the 1999 presentation.

(2)  ACQUISITIONS AND DIVESTITURES

On September 30, 1999, the Company sold its 100 percent ownership in Consultec, LLC to ACS Enterprise Solutions, Inc. Proceeds received net of expenses were $65.7 million and the realized gain, net of tax, on the sale was $28.4 million.

General American Life Insurance Company and Subsidiaries

(3)  INVESTMENTS

Fixed Maturities and Equity Securities
The amortized cost and estimated fair value of fixed maturities and equity securities at December 31, 1999 and 1998 are as follows (in millions):

                                             1999
- - ---------------------------------------------------------------------------------------------
                                                                GROSS       GROSS   ESTIMATED
                                                AMORTIZED  UNREALIZED  UNREALIZED        FAIR
                                                     COST       GAINS      LOSSES       VALUE
                                                ---------  ----------  ----------   ---------
Available-for-sale:
   U. S. Treasury securities                     $   88.6         0.2        (4.8)       84.0
   Government agency
      obligations                                   686.8        55.3       (54.8)      687.3
   Corporate securities                           4,298.6       104.6      (318.2)    4,085.0
   Mortgage-backed securities                       970.3         1.2      (106.7)      864.8
   Asset-backed securities                        1,441.5         1.0      (337.5)    1,105.0
                                                 --------       -----      ------     -------
Total fixed maturities
   available-for-sale                            $7,485.8       162.3      (822.0)    6,826.1
                                                 ========       =====      ======     =======

Equity securities                                $   42.7         9.5        (2.9)       49.3
                                                 ========       =====      ======     =======

                                             1998
- - ---------------------------------------------------------------------------------------------
                                                                GROSS       GROSS   ESTIMATED
                                                AMORTIZED  UNREALIZED  UNREALIZED        FAIR
                                                     COST       GAINS      LOSSES       VALUE
                                                ---------  ----------  ----------   ---------
Available-for-sale:
   U. S. Treasury securities                    $    20.7         0.4          --        21.1
   Government agency
      obligations                                 1,151.5       122.5       (11.2)    1,262.8
   Corporate securities                           6,889.9       380.1      (164.1)    7,105.9
   Mortgage-backed securities                     1,812.4        34.0       (38.5)    1,807.9
   Asset-backed securities                          861.7        13.1        (4.2)      870.6
                                                ---------       -----      ------    --------

Total fixed maturities
   available-for-sale                           $10,736.2       550.1      (218.0)   11,068.3
                                                =========       =====      ======    ========





Equity securities                               $    39.1         9.5          --        48.6
                                                =========       =====      ======    ========

The Company manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 1999, the Company held no corporate debt securities or foreign government debt securities of a single issuer, which had a carrying value in excess of ten percent of stockholder equity.

General American Life Insurance Company and Subsidiaries

The amortized cost and estimated fair value of fixed maturity investments at December 31, 1999 are shown by contractual maturity for all securities except, U.S. Government agencies mortgage-backed securities which are distributed by maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining lives of the securities (in millions). These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speed experience at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            ESTIMATED
                                                AMORTIZED        FAIR
                                                     COST       VALUE
                                                ---------   ---------

Due in one year or less                          $  147.8       149.0
Due after one year through five years             1,122.9     1,086.1
Due after five years through ten years            1,641.7     1,482.9
Due after ten years through twenty years          3,603.1     3,243.3
Mortgage-backed securities                          970.3       864.8
                                                 --------     -------

Total                                            $7,485.8     6,826.1
                                                 ========     =======

The sources of net investment income follow (in millions):

                                         1999        1998        1997
                                     --------     -------       -----

Fixed maturities                     $  749.6       744.3       561.7
Mortgage loans                          175.4       188.8       194.5

Real estate                              25.0        25.7        34.1
Equity securities                         2.0         1.2         1.3
Policy loans                            144.9       152.2       148.3
Short-term investments                   46.5        22.4        16.6
Other                                    33.0        18.9        14.0
                                     --------     -------       -----

Investment revenue                    1,176.4     1,153.5       970.5
Investment expenses                     (19.2)      (17.7)      (25.0)
                                     --------     -------       -----

Net investment income                $1,157.2     1,135.8       945.5
                                     ========     =======       =====

General American Life Insurance Company and Subsidiaries

Net realized gains (losses) from sales of investments consist of the following (in millions):

                                         1999        1998        1997
                                      -------       -----       -----
Fixed maturities:
   Realized gains                     $  70.4        19.0        24.0
   Realized losses                     (330.8)      (14.0)      (16.8)
Equity securities:
   Realized gains                        48.2         2.0         1.8
   Realized losses                       (0.4)       (0.2)       (1.5)
Other investments, net                   12.0         6.9        21.0
                                      -------       -----       -----

Net realized investment gains         $(200.6)       13.7        28.5
                                      =======       =====       =====

Included in net realized losses are permanent write-downs of approximately $67.6 million and $5.5 million during 1999 and 1998, respectively.

A summary of the components of the net unrealized appreciation (depreciation) on invested assets carried at fair value is as follows (in millions):


                                                        1999        1998
                                                     -------      ------
Unrealized (depreciation) appreciation:
   Fixed maturities available-for-sale               $(659.7)      332.1
   Equity securities                                     6.6         9.5
   Derivatives                                         (33.8)       (5.3)

Effect of unrealized appreciation (depreciation) on:
   Deferred policy acquisition costs                   186.0      (155.7)
   Present value of future profits                      14.6        (0.5)
Deferred income taxes                                  169.7       (69.1)
Other                                                    1.5        (2.9)
Minority interest, net of taxes                         69.4       (19.6)
                                                     -------      ------

Net unrealized (depreciation) appreciation           $(245.7)       88.5
                                                     =======      ======

The Company has securities on deposit with various state insurance departments and regulatory authorities with an amortized cost of approximately $881.8 million and $545.7 million at December 31, 1999 and 1998, respectively.

The Company's credit review procedures are designed to promote timely identification of investments that require a higher-than-normal degree of scrutiny. Each quarter a review is performed of impaired assets. Factors considered in the evaluation include the collateral values, credit quality of the issuer, amount of the exposure, our ability to reduce exposure in situations of deteriorating credit worthiness, and loss probabilities. Once a charge-off is taken, income is no longer accrued, all cash is applied to principal. The Company's total impaired assets amount to $31.8 million and $35.6 million at December 31, 1999 and 1998, respectively.

General American Life Insurance Company and Subsidiaries

MORTGAGE LOANS
The Company originates mortgage loans on income-producing properties, such as apartments, retail and office buildings, light warehouses, and light industrial facilities. Loan to value ratios at the time of loan approval are 75 percent or less. The Company minimizes risk through a thorough credit approval process and through geographic and property type diversification.

During 1999, the Company entered into an agreement whereby approximately $625.6 million of mortgage loans were sold by the Company for securitization and resale by a financial institution as mortgage pass- through certificates. The sale of these mortgage loans resulted in a net gain of approximately $0.6 million. These amounts are reflected within net investment income in the consolidated statement of operations.

The Company's mortgage loans were distributed as follows (in millions):

                                                     1999                                1998
                                     --------------------                --------------------
                                                  PERCENT                             PERCENT
                                     CARRYING          OF                CARRYING          OF
                                        VALUE       TOTAL                   VALUE       TOTAL
                                     --------------------                --------------------
Arizona                              $  125.6         7.4%               $  167.6         7.1%
California                              298.0        17.4                   395.3        16.6
Colorado                                150.5         8.8                   228.1         9.6
Florida                                 134.0         7.9                   171.6         7.2
Georgia                                 137.6         8.1                   176.1         7.4
Illinois                                 91.9         5.4                   162.2         6.8
Maryland                                 78.2         4.6                   102.9         4.3
Missouri                                 98.1         5.7                    93.5         3.9
Texas                                   157.8         9.2                   197.4         8.3
Washington                               69.1         4.0                    99.6         4.2
Other                                   367.2        21.5                   581.7        24.6
                                     --------------------                --------------------

Subtotal                              1,708.0       100.0%                2,376.0       100.0%
                                                    =====                               =====
Valuation reserve                       (29.1)                              (38.5)
                                     --------                            --------

Total                                $1,678.9                            $2,337.5
                                     ========                            ========

                                                     1999                                1998
                                     --------------------                --------------------
                                                  PERCENT                             PERCENT
                                     CARRYING          OF                CARRYING          OF
                                        VALUE       TOTAL                   VALUE       TOTAL
                                     --------------------                --------------------
Property type:
   Apartment                         $  143.0         8.4%               $   77.1         3.2%
   Retail                               490.8        28.7                   872.2        36.7
   Office building                      604.6        35.4                   747.8        31.5
   Industrial                           391.6        22.9                   422.6        17.8
   Other commercial                      78.0         4.6                   256.3        10.8
                                     --------------------                --------------------

Subtotal                              1,708.0       100.0%                2,376.0       100.0%
                                                    =====                               =====
Valuation reserve                       (29.1)                              (38.5)
                                     --------                            --------

Total                                $1,678.9                            $2,337.5





                                     ========                            ========

General American Life Insurance Company and Subsidiaries

An impaired loan is measured at the present value of expected future cash flows or, alternatively, the observable market price or the fair value of the collateral.

Mortgage loans which have been non-income producing for the preceding twelve months were $6.5 million and $20.1 million at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the recorded investment in mortgage loans that were considered impaired was $48.8 million and $100.7 million, respectively, with related allowances for credit losses of $4.0 million and $12.6 million, respectively. The average recorded investment in impaired loans during 1999 and 1998 was $74.8 million and $110.2 million, respectively.

For the years ended December 31, 1999, 1998, and 1997, the Company recognized $3.6 million, $6.8 million, and $9.7 million, respectively, of interest income on those impaired loans, which included $3.6 million, $7.0 million, and $9.9 million, respectively, of interest income recognized using the cash basis method of income recognition.

As of December 31, 1999, the Company has outstanding fixed rate Commercial mortgage loan commitments totaling $68.9 million with a market value of $67.0 million at rates ranging from 7.125% to 8.50%, and total variable rate commitments totaling $143.3 million with a market value of $140.9 million.

SECURITIES LENDING
The Company participates in a securities lending program. In the Company's agreements, collateral is held on certain fixed maturity securities loaned to other institutions through a lending agreement. The minimum collateral on securities loaned is 102% of the market value of the loaned securities, marked to market daily. The Company retains full ownership of the loaned securities and is indemnified by the lending agent in the event a borrower becomes insolvent or fails to return the securities. The amount on loan at December 31, 1999 and 1998 was $60.3 million and $122.5 million, respectively, and was appropriately collateralized.

DERIVATIVES
The Company has a variety of reasons to use derivative instruments, such as to attempt to protect the Company against possible changes in the market value of its portfolio as a result of interest rate changes and to manage the portfolio's effective yield, maturity, and duration. The

Company does not invest in derivatives for speculative purposes. Upon disposition, a realized gain or loss is recognized accordingly, except when exercising an option contract or taking delivery of a security underlying a futures contract. In these instances, the recognition of gain or loss is postponed until the disposal of the security underlying the option of futures contract.

Summarized  below are the specific types of derivative  instruments  used by the
Company:

INTEREST RATE SWAPS: The Company manages interest rate risk on certain contracts, primarily through the utilization of interest rate swaps. Under interest rate swaps, the Company agrees with counterparties to exchange, at specified intervals, the payments between floating and fixed-rate interest amounts calculated by reference to notional amounts. Net interest payments are recognized within net investment income in the consolidated statements of operations.

At December 31, 1999, the Company had 19 outstanding interest rate swap agreements which expire at various dates through 2024. Under 18 of the agreements, the Company receives a fixed rate ranging from 6.065 percent to
6.842 percent on a notional amount of $1.5 billion and pays a floating rate based on London Interbank Offered Rate (LIBOR). Under the remaining outstanding interest rate swap agreement, the Company receives a floating rate based on LIBOR on a notional amount of $2 million and pays a fixed rate of 6.495 percent. The estimated fair value of the agreements at December 31, 1999 was a net loss of approximately $33.8 million, which is recognized in accumulated other comprehensive income.

General American Life Insurance Company and Subsidiaries

At December 31, 1998, the Company had 35 outstanding interest rate swap agreements which expire at various dates through 2025. Under 19 outstanding interest rate swap agreements, the Company receives a floating rate based on LIBOR on a notional amount of $116.0 million and pays a fixed rate ranging from
3.13 percent to 8.56 percent. Under 15 of the agreements, the Company receives a fixed rate ranging from 5.79 percent to 7.57 percent on a notional amount of $80.5 million and pays a floating rate based on LIBOR. On the remaining swap agreement, the Company receives a floating rate based on LIBOR on a notional amount of $5 million and pays a floating rate based on LIBOR. The estimated fair value of the agreements at December 31, 1998 was a net loss of approximately $4.7 million, which is recognized in accumulated other comprehensive income.

CURRENCY, SWAPS AND CROSS CURRENCY SWAPS: Under foreign currency swaps, the Company agrees with other parties to exchange at specified intervals, the difference between two currencies on an exchange rate basis the interest amounts calculated by reference to an agreed notional principal amount. Under cross currency swaps, the Company swaps the difference between two currencies and between floating and fixed-rate interest amounts calculated by reference to notional amounts. The Company uses this technique for foreign denominated assets to match dollar denominated liabilities of various fixed income products. Net interest payments are recognized within net investment income in the consolidated statements of operations.

At December 31, 1999, the Company held no currency or cross currency swaps. At December 31, 1998 the Company had one outstanding currency swap agreement and five outstanding cross currency swaps which expire at various dates through 2016. The notional amount was $34.2 million. The 1998 estimated fair value of the agreements was a net loss of $5.5 million and is recognized in accumulated other comprehensive income.

TOTAL RETURN SWAP: The Company uses the total return swap to construct a structured product that resembles an equity linked note. The total return swap is used to obtain equity participation. The Company agrees with other parties to pay at specified intervals, floating-rate interest amounts calculated by reference to an agreed notional principal amount. In return the Company receives equity participation, which is calculated by reference to an agreed equity market index and a notional principal amount. If the amount is positive at the termination date, the Company receives such amount. If the amount is negative at the termination date, the Company pays out such amount to the counterparty.

At December 31, 1999, the Company held no total return swap agreements. At December 31, 1998, the Company had one outstanding total return swap, which expires in 2028. The notional amount was $14.0 million and the estimated fair value of the agreement was a net profit of $1.9 million, which is recognized in accumulated other comprehensive income.

FUTURES: A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. The Company generally invests in futures on U.S. Treasury Bonds, U.S. Treasury Notes, and the S&P 500 Index and typically closes the contract prior to the delivery date. These contracts are generally used to manage the portfolio's effective maturity and duration.

At December 31, 1999, the Company held no futures contracts. At December 31, 1998, futures contracts outstanding were as follows (in millions):


               Net Sold     Notional     Fair      Unrealized
               Position      Amount      Value        Gain
               --------     --------     -----     -----------
                 (0.3)       $33.1       $32.9        $0.2

The 1998 unrealized gain was recognized in accumulated other comprehensive income.

General American Life Insurance Company and Subsidiaries

The Company is exposed to credit related risk in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. Where appropriate, master netting agreements are arranged and collateral is obtained in the form of rights to securities to lower the Company's exposure to credit risk. It is the Company's policy to deal only with highly rated companies. At December 31, 1999 and 1998, there were not any significant concentrations with counterparties.

(4)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 (in millions). Refer to Note 3 for the estimated fair values of the Company's derivative instruments.

                                                        1999                             1998
                                        --------------------             --------------------
                                                   ESTIMATED                        ESTIMATED
                                        CARRYING        FAIR             CARRYING        FAIR
                                           VALUE       VALUE                VALUE       VALUE
                                        --------------------             --------------------
Assets:
   Fixed maturities                     $6,826.1     6,826.1             11,068.3    11,068.3
   Mortgage loans                        1,678.9     1,691.7              2,337.5     2,472.5
   Policy loans                          2,243.9     2,243.9              2,151.0     2,151.0
   Short-term investments                  292.4       292.4                195.3       195.3
   Other invested assets                   898.8       898.8                457.6       457.6
   Separate account assets               6,915.6     6,915.6              5,214.8     5,214.8
Liabilities:
   Policyholder account balances
      relating to investment
      Contracts                         $5,179.4     5,279.8              5,044.8     4,929.7
   Pension funds and other
      interest sensitive liabilities       556.8       551.2              7,581.3     7,592.0
   Long-term debt and
      notes payable                        216.6       209.8                221.9       216.6
   Separate account liabilities          6,892.0     6,892.0              5,194.9     5,194.9
                                        ========     =======             ========    ========

(5)  REINSURANCE

The Company is a reinsurer to the life and health industry. The effect of reinsurance on premiums and other considerations is as follows (in millions):

                                                           1999           1998           1997
                                                       --------        -------        -------
Direct                                                 $1,139.5        1,210.8        1,159.1
Assumed                                                 1,667.7        1,422.3          996.9
Ceded                                                    (416.4)        (431.5)        (348.9)
                                                       --------        -------        -------

Net insurance premiums and other
   considerations                                      $2,390.8        2,201.6        1,807.1
                                                       ========        =======        =======

General American Life Insurance Company and Subsidiaries

(6)  FEDERAL INCOME TAXES
Income tax (benefit) expense attributable to income from operations consists of the following (in millions):


                                                          1999            1998           1997
                                                        ------            ----           ----
Current income tax (benefit) expense                    $(23.6)           35.2           65.8
Deferred income tax (benefit) expense                    (40.7)           18.4           (0.1)
                                                        ------            ----           ----

Provision for income taxes                              $(64.3)           53.6           65.7
                                                        ======            ====           ====

Income tax (benefit) expense attributable to income from operations differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pre-tax income as a result of the following (in millions):






                                                           1999           1998           1997
                                                         ------          -----           ----
Computed "expected" tax (benefit) expense                $(67.4)          70.0           64.8
Increase (decrease) in income tax resulting
   from:
      Surplus (benefit) tax on mutual life
         insurance companies                                -             (7.5)           5.3
      Foreign tax rate in excess of U.S. tax
         rate                                               1.0            0.8            0.6
      Tax preferred investment income                     (11.4)         (10.9)          (6.6)
      State tax net of federal benefit                      1.7            1.6            0.8
      Corporate owned life insurance                       (3.3)          (3.6)           -
      Foreign tax credit                                    -             (1.3)          (0.6)
      Goodwill amortization                                 1.9            1.5            1.0
      Difference in book vs. tax basis in
         domestic subsidiaries                              1.6            2.8            2.2
      Valuation allowance for loss
         carryforwards                                      5.7            -              -
      Capitalized acquisition costs                         2.4            -              -
      Other, net                                            3.5            0.2           (1.8)
                                                         ------           ----           ----

Provision for income taxes                               $(64.3)          53.6           65.7
                                                         ======           ====           ====

Total income taxes were allocated as follows:

                                                           1999           1998           1997
                                                        -------          -----          -----
Provision for income taxes                              $ (64.3)          53.6           65.7
Income tax from stockholder equity:
   Unrealized investment (loss) gain
      recognized for financial reporting
      purposes                                           (237.0)         (22.6)          55.9
   Foreign currency translation                             7.8           (9.4)         (12.1)
   Other                                                   (2.4)          (1.4)          (0.5)
                                                        -------          -----          -----

Provision for income taxes                              $(295.9)          20.2          109.0
                                                        =======          =====          =====

General American Life Insurance Company and Subsidiaries

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1999 and 1998 are presented below (in millions):

                                                                          1999           1998
                                                                        ------          -----
Deferred tax assets:
   Reserve for future policy benefits                                   $158.9           90.9
   Deferred acquisition costs capitalized for tax                        147.4          128.8
   Employee benefits                                                      41.5           28.2
   Investments                                                            46.2            -
   Net operating and capital loss                                         57.2           46.8
   Unrealized loss on investments                                        163.9            -
   Other, net                                                             95.5           98.5
                                                                        ------          -----

Gross deferred tax assets                                                710.6          393.2
   Less valuation allowance                                                7.2            1.5
                                                                        ------          -----

Total deferred tax assets after valuation allowance                     $703.4          391.7
                                                                        ======          =====

                                                                          1999           1998
                                                                       -------          -----
Deferred tax liabilities:
   Unrealized gain on investments                                      $   -             79.1
   Deferred acquisition costs capitalized for financial
      reporting                                                          385.0          274.5
   Investments                                                             -              3.7
   Other, net                                                            120.8          109.8
                                                                       -------          -----

Total deferred tax liabilities                                           505.8          467.1
                                                                       -------          -----

Total deferred tax (asset) liability                                   $(197.6)          75.4
                                                                       =======          =====

The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. In addition, the Company has not recognized a deferred tax liability of approximately $106 million for the excess of financial statement carrying amount over the tax basis of its less-than-80-percent owned domestic subsidiaries. This is because the unremitted earnings of foreign subsidiaries will not be repatriated in the foreseeable future, or because the excess of the financial statement carrying amount over the tax basis of its less-that-80 percent owned domestic subsidiaries will not become taxable as the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the Company expects that it will ultimately use that means.

The Company believes that it is more likely than not that the deferred tax assets established will be realized except for the amount of the valuation allowance. As of December 31, 1999 and 1998, the Company has provided for a 100 percent valuation allowance against the deferred tax asset related to the net operating losses of the Company's foreign subsidiaries including RGA's Australian, Argentine, South African and UK subsidiaries and NaviSys' Mexican subsidiary. At December 31, 1999, the Company's subsidiaries had capital loss carryforwards of $89.4 million, and net operating loss carryforwards of $146.7 million. The capital and net operating losses are expected to be utilized during the period allowed for carryforwards.

General American Life Insurance Company and Subsidiaries

The Company has been audited by the Internal Revenue Service for the years through and including 1994. The Company is currently being audited for the years 1995 and 1996. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements. During 1999, 1998, and 1997 the Company paid income taxes totaling approximately $77.0 million, $59.6 million, and $70.8 million, respectively.

(7)  DEFERRED POLICY ACQUISITION COSTS

A summary of the policy acquisition costs deferred and amortized is as follows (in millions):

                                                           1999           1998           1997
                                                       --------         ------         ------
Balance at beginning of year                           $  773.8          695.3          652.3
Transfer of present value of future profits                --             --             19.3
Prior year adjustment due to change in
   reserving methods                                       --             (0.2)          --
Policy acquisition costs deferred                         324.6          332.9          267.0





Policy acquisition cost amortized                        (214.4)        (280.0)        (211.9)
Interest credited                                          60.4           39.3           40.8
Deferred policy acquisition costs relating to
   change in unrealized (gain) loss on
   investments available-for-sale                         341.7          (13.5)         (72.2)
                                                       --------         ------         ------

Balance at end of year                                 $1,286.1          773.8          695.3
                                                       ========         ======         ======

(8)  ASSOCIATE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The Company has a defined benefit plan covering substantially all associates. The benefits are based on years of service and each associate's compensation level. The Company's funding policy is to contribute annually the maximum amount deductible for federal income tax purposes. Contributions provide for benefits attributed to service to date and for those expected to be earned in the future.

Associates of the Company also are offered several non-qualified, defined benefit, and defined contribution plans for directors and management associates. The plans are unfunded and are deductible for federal income tax purposes when the benefits are paid. Effective April 30, 1999, the liabilities that relate to these plans are managed at GenAmerica Management Corporation, a subsidiary of GenAmerica. The Company recognized expense of $12.9 million, $8.2 million, and $7.7 million for the years ended December 31, 1999, 1998, and 1997, respectively, related to these plans.

In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. Alternatively, retirees may elect certain prepaid health care benefit plans.

The Company uses the accrual method to account for the costs of its retiree plans and amortizes its transition obligation for retirees and fully eligible or vested employees over 20 years. The unamortized transition obligation was $13.4 million and $14.4 million at December 31, 1999 and 1998, respectively.

General American Life Insurance Company and Subsidiaries

The Board of Directors has adopted an associate incentive plan applicable to full-time salaried associates with at least one year of service. Contributions to the plan are determined annually by the Board of Directors and are based upon salaries of eligible associates. Full
vesting   occurs  after  five  years  of  continuous   service.   The  Company's
contribution to the plan was $4.3 million, $10.4 million, and $10.4 million for 1999, 1998, and 1997 respectively.

At December 31, 1999, plan assets were invested 79.2% in the S&P Stock Fund, 6.9% in the Small-Cap Stock Fund, 9.1% in the Separately Managed Account Fund, and 4.8% in the Long-Term Bond Fund. At December 31, 1998 plan assets were invested 70.1% in the S&P 500 Stock Fund, 7.4% in the Small-Cap Stock Fund, 17.3% in the Separately Managed Account Fund, and 5.2% in the Long-Term Bond Fund. These assets are invested in General American separate accounts and held in a trust by an unrelated third party administrator.

The following tables summarize the Company's associate benefit plans and postretirement benefits (in millions):

                                                    Pension Benefits         Other Benefits
                                                   ------------------       -----------------
                                                     1999        1998        1999        1998
                                                   ------       -----       -----        ----
Change in benefit obligation:
   Benefit obligation at beginning of year         $149.1       129.8       $45.7        37.7
   Service cost                                       6.5         5.8         1.7         1.7
   Interest cost                                     10.3         9.2         2.8         2.9
   Participant contributions                         --          --           0.2         0.2
   Plan amendments                                    0.3        (0.4)       --          (1.3)
   Curtailments                                       2.4        --          --          --
   Special termination benefits                       1.2        --          --          --
   Benefits paid                                     (8.0)       (6.6)       (1.9)       (1.4)
   Actuarial (gain) loss                             (1.9)       11.3        (7.8)        5.9
                                                   ------       -----       -----        ----

Benefit obligation at end of year                   159.9       149.1        40.7        45.7
                                                   ------       -----       -----        ----

Change in plan assets:
   Fair value of plan assets at
      beginning of year                             174.8       150.5        --          --
   Actual return on plan assets                      10.5        29.2        --          --
   Employer contributions                             2.1         1.7         1.7         1.2
   Associates contributions                          --          --           0.2         0.2
   Benefits paid                                     (8.0)       (6.6)       (1.9)       (1.4)
                                                   ------       -----       -----        ----

Fair value of plan assets at end of year           $179.4       174.8       $--          --
                                                   ======       =====       =====        ====

General American Life Insurance Company and Subsidiaries

                                                     Pension Benefits                             Other Benefits
                                            1999           1998           1997           1999           1998           1997
                                          ------          -----          -----         ------          -----          -----
Reconciliation of funded status:
   Funded status                          $ 19.4           25.7           20.7         $(40.7)         (45.7)         (37.7)
   Unrecognized actuarial gain             (12.3)         (14.5)          (8.2)          (9.6)          (1.9)          (7.8)
   Unrecognized transition
      obligation                             0.2            0.3            1.1           13.4           14.4           16.8
   Unrecognized prior service
      cost                                  (0.3)          (0.8)          (2.2)          --             --             --
                                          ------          -----          -----         ------          -----          -----
Net amount recognized at end
   of year                                   7.0           10.7           11.4          (36.9)         (33.2)         (28.7)
                                          ------          -----          -----         ------          -----          -----
Amounts recognized in the statement of financial position consist of:
      Prepaid benefit cost                  40.6           37.9           35.9           --             --             --
      Accrued benefit liability            (38.2)         (32.2)         (28.2)         (36.9)         (33.2)         (28.7)
      Intangible asset                       0.1            0.9            0.9           --             --             --
      Accumulated other
         comprehensive loss                  4.5            4.1            2.8           --             --             --
                                          ------          -----          -----         ------          -----          -----
Net amount recognized at end
   of year                                $  7.0           10.7           11.4         $(36.9)         (33.2)         (28.7)
                                          ======          =====          =====         ======          =====          =====
Other comprehensive loss
   (income) attributable to
   change in additional
   minimum liability
   recognition                            $  0.3            1.3           (0.5)        $ --             --             --
                                          ======          =====          =====         ======          =====          =====

General American Life Insurance Company and Subsidiaries






                                                     Pension Benefits                              Other Benefits
                                            1999           1998           1997           1999           1998           1997
                                          ------          -----          -----           ----           ----           ----
Additional year-end  information for plans with benefit obligations in excess of plan assets:
      Benefit obligation                    47.6           36.6           32.2           40.7           45.7           37.7

Additional  year-end  information  for pension  plans with  accumulated  benefit obligations in excess of plan assets:
      Projected benefit
         obligation                         40.5           36.6           32.2           --             --             --
      Accumulated benefit
         obligation                         37.8           32.1           28.0           --             --             --
      Fair value of plan assets              0.1            0.1           --             --             --             --
                                          ======          =====          =====           ====           ====           ====

Components of net periodic benefit cost:
      Service cost                           6.5            5.8            5.9            1.7            1.7            1.7
      Interest cost                         10.3            9.2            8.6            2.8            2.9            2.5
      Expected return on plan
         assets                            (15.3)         (13.2)         (11.1)          --             --             --
      Amortization of prior
         service cost                       (0.1)          (0.1)           0.1           --             --             --
      Amortization of
         transitional
         obligation                          0.1            0.1            0.3            1.0            1.0            1.1
      Recognized actuarial
         loss (gain)                         0.6            0.4            0.4           (0.1)          --             (0.2)
                                          ------          -----          -----           ----           ----           ----

   Net periodic benefit cost              $  2.1            2.2            4.2            5.4            5.6            5.1
                                          ======          =====          =====           ====           ====           ====
Additional loss recognized due to:
   Curtailment                            $  2.3            0.1           --             --             --             --
   Special Termination Benefit               1.4           --             --             --             --             --
                                          ======          =====          =====           ====           ====           ====
Weighted-average assumptions as of December 31:
      Discount rate                         7.50%          6.75%          7.25%          7.50%          6.75%          7.25%
      Expected long-term rate of
         return on plan assets              9.00%          9.00%          9.00%          --             --             --
      Rate of compensation
         increase (qualified plan)          4.95%          4.20%          4.20%          --             --             --
                                          ======          =====          =====           ====           ====           ====






General American Life Insurance Company and Subsidiaries

ASSUMED HEALTH CARE COST TREND: For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate assumed to decrease gradually to 5% for 2003 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects (in thousands):

                                           One Percentage   One Percentage
                                           Point Increase   Point Decrease
                                           --------------   --------------
Effect on total service and interest cost
   components for 1999                          $0.9            (0.7)
Effect on end of year 1999
   postretirement benefit obligation            $5.8            (4.7)

(9)  DEBT

The Company's long-term debt and notes payable consists of the following (in millions):

                                                             Face Value at December 31,
Description                              Rate      Maturity       1999      1998
- - -----------                              ----      --------       ----      ----
Long-term debt:
   General American surplus note         7.625%  January 2024    $107.0     107.0
   RGA senior note                       7.250%    April 2006     100.0     100.0
Notes payable:
   RGA Australia Hldgs.                  5.180%    April 2000       9.5       8.9
                                                                 ------     -----

Total long-term debt and notes payable                           $216.5     215.9
                                                                 ======     =====

The difference between the face value of debt and the carrying value per the consolidated balance sheets is unamortized discount.

General American's surplus note pays interest on January 15 and July 15 of each year. The note is not subject to redemption prior to maturity. Payment of principal and interest on the note may be made only with the approval of the Missouri Director of Insurance.

The RGA senior note pays interest semiannually on April 1 and October 1. The ability of RGA to make debt principal and interest payments as well as make dividend payments to shareholders is ultimately dependent on the earnings and surplus of its subsidiaries and the investment earnings on the undeployed debt proceeds. The transfer of funds from the insurance subsidiaries to RGA is subject to applicable insurance laws and regulations. Principal repayments are due in April 2000 and are expected to be renewed under the terms of the line of credit. This agreement contained various restrictive covenants which primarily pertain to limitations on the quality and types of investments, minimum requirements of net worth, and minimum rating requirements.

Interest paid on debt during 1999, 1998, and 1997 amounted to $17.8 million, $17.0 million, and $20.0 million, respectively.

As of December 31, 1999, the Company was in compliance with all covenants under its debt agreements.

General American Life Insurance Company and Subsidiaries

(10)  COMPREHENSIVE INCOME

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, effective for years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income but does not affect results of operations. Effective January 1, 1998, the Company adopted SFAS No. 130. The components of comprehensive income, other than net income, are as follows (in millions):

                                                                                                                 1999
                                                                        ---------------------------------------------
                                                                                                   TAX           NET-
                                                                          BEFORE-TAX         (EXPENSE)         OF-TAX
                                                                              AMOUNT          BENEFIT          AMOUNT
                                                                        ---------------------------------------------
Foreign currency translation adjustments                                  $  19.5              (6.8)             12.7
Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during
      period                                                               (753.1)            266.9            (486.2)





   Less: Reclassification adjustment for gains
      (losses) realized in net income                                      (233.5)             81.5            (152.0)
                                                                        ---------------------------------------------
         Net unrealized gains (losses) on securities                       (519.6)            185.4            (334.2)
Minimum benefit liability                                                    (1.0)              1.3               0.3
                                                                        ---------------------------------------------
         Total other comprehensive (loss) income                          $(501.1)            179.9            (321.2)
                                                                        =============================================

                                                                                                                 1998
                                                                        ---------------------------------------------
                                                                                                   TAX           NET-
                                                                          BEFORE-TAX         (EXPENSE)         OF-TAX
                                                                              AMOUNT          BENEFIT          AMOUNT
                                                                        ---------------------------------------------
Foreign currency translation adjustments                                   $(20.6)              7.2            (13.4)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during
      period                                                                (56.6)             19.3            (37.3)
   Less: Reclassification adjustment for gains
      (losses) realized in net income                                         4.7              (1.7)             3.0
                                                                        --------------------------------------------
         Net unrealized gains (losses) on securities                        (61.3)             21.0            (40.3)
Minimum benefit liability                                                    (0.3)             --               (0.3)
                                                                        --------------------------------------------
         Total other comprehensive (loss) income                           $(82.2)             28.2            (54.0)
                                                                        ============================================

                                   29

General American Life Insurance Company and Subsidiaries


                                                                                                                 1997
                                                                        ---------------------------------------------
                                                                                                 TAX             NET-
                                                                        BEFORE-TAX         (EXPENSE)           OF-TAX
                                                                            AMOUNT           BENEFIT           AMOUNT
                                                                        ---------------------------------------------
Foreign currency translation adjustments                                   $(14.3)             10.6              (3.7)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during





      period                                                                132.3             (49.1)             83.2
   Less: Reclassification adjustment for gains
      (losses) realized in net income                                         7.4              (2.6)              4.8
                                                                        ---------------------------------------------
         Net unrealized gains (losses) on securities                        124.9             (46.5)             78.4
Minimum benefit liability                                                     0.9                --               0.9
                                                                        ---------------------------------------------
         Total other comprehensive (loss) income                           $111.5             (35.9)             75.6
                                                                        =============================================


The  following   schedule   reflects  the  change  in  net   accumulated   other
comprehensive (loss) income for the periods ending December 31, 1999 and 1998 (in millions):

                                                                                            CURRENT
                                                                       BALANCE AS            PERIOD        BALANCE AS
                                                                      OF 12/31/98            CHANGE       OF 12/31/99
                                                                      -----------           -------       -----------
Foreign currency adjustments                                               $(32.9)             12.7             (20.2)
Unrealized gains (losses) on securities                                      88.5            (334.2)           (245.7)
Minimum benefit liability                                                    (2.7)              0.3              (2.4)
                                                                      -----------           -------       -----------

         Total accumulated other comprehensive
            (loss) income                                                  $ 52.9            (321.2)           (268.3)
                                                                      -----------           -------       -----------
                                                                                            CURRENT
                                                                       BALANCE AS            PERIOD        BALANCE AS
                                                                      OF 12/31/97            CHANGE       OF 12/31/98
                                                                      -----------           -------       -----------
Foreign currency adjustments                                               $(19.5)            (13.4)            (32.9)
Unrealized gains (losses) on securities                                     128.8             (40.3)             88.5
Minimum benefit liability                                                    (2.4)             (0.3)             (2.7)
                                                                      -----------           -------       -----------

         Total accumulated other comprehensive
            (loss) income                                                  $106.9             (54.0)             52.9
                                                                      ===========           =======       ===========

General American Life Insurance Company and Subsidiaries

(11)  REGULATORY MATTERS

The Company and its insurance subsidiaries are subject to financial statement filing requirements in their respective state of domicile, as well as the states in which they transact business. Such financial statements, generally referred to as statutory financial statements, are prepared on a basis of accounting which varies in some respects from GAAP. Statutory accounting practices include:
(1) charging of policy acquisition costs to income as incurred; (2) establishment of a liability for future policy benefits computed using required valuation standards; (3) nonprovision of deferred federal income taxes resulting from temporary differences between financial reporting and tax bases of assets and liabilities; (4) recognition of statutory liabilities for asset impairments and yield stabilization on fixed maturity dispositions prior to maturity with asset valuation reserves based on statutorily determined formulas; and (5) valuation of investments in bonds at amortized cost.

Combined net income and policyholders' surplus of the Company and its consolidated insurance subsidiaries, for the years ended and at December 31, 1999, 1998, and 1997, as determined in accordance with statutory accounting practices, are as follows (in millions):


                                         1999        1998        1997
                                      -------     -------       -----
   Net (loss) income                  $(190.8)       60.8        39.7
   Policyholders' surplus               741.3     1,147.4       844.1
                                      =======     =======       =====

For the year ended December 31, 1999, General American has changed its method for recording equity in earnings of subsidiaries on a statutory basis to reflect such earnings as a direct charge or credit to surplus, and not a component of investment income.

Under Risk-Based Capital (RBC) requirements, General American and its insurance subsidiaries are required to measure their solvency against certain parameters. As of December 31, 1999, the Company's insurance subsidiaries exceeded the established RBC minimums. In addition, the Company's insurance subsidiaries exceeded the minimum statutory capital and surplus requirements of their respective states of domicile.

The Company's insurance subsidiaries are subject to limitations on the payment of dividends to the Company. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lessor of (and with respect to life and health subsidiaries in Missouri, in excess of the greater
of): (a) ten percent of the insurance subsidiaries' statutory surplus as of the preceding December 31 or (b) the insurance subsidiaries' statutory gain from operations for the preceding year.

General American Life Insurance Company and Subsidiaries

(12)  PARTICIPATING POLICIES AND DIVIDENDS TO POLICYHOLDERS

Over 18.9 percent and 22.8 percent of the Company's business in force relates to participating policies as of December 31, 1999 and 1998, respectively. These participating policies allow the policyholders to receive dividends based on actual interest, mortality, and expense experience for the related policies. These dividends are distributed to the policyholders through an annual dividend, using current dividend scales which are approved by the Board of Directors.

(13)  CONTINGENT LIABILITIES

The Company was named as a defendant in a lawsuit that was filed in 1996 in Arizona State Court. The lawsuit claimed benefits under a disability policy and damages for bad faith termination of such benefits. In November 1998, the jury entered a verdict against the Company, awarding the plaintiff approximately $59 million in damages, including $58 million in punitive damages. In January 1999, the Company filed a motion for judgment notwithstanding the verdict, a motion for a new trial, and a request for reduction of the punitive damages awarded. The Trial Court reduced the punitive damage award to $18 million. The Company has appealed the verdict and the award of the Court.

The Company was named as a defendant in a lawsuit filed in a federal district court in Phoenix, Arizona along with Paul Revere Life Insurance Company. The lawsuit claimed that Paul Revere denied benefits which was a breach of the implied duty of good faith and that both companies were liable due to being in a joint venture relationship. The jury found for the plaintiff and assessed punitive damages against the company in the sum of $10.2 million and against Paul Revere in the sum of $6.8 million. Both companies have filed post-trial motions aimed at setting aside the jury verdict and/or reducing the jury awards. The Company intends to vigorously appeal the verdict if it is allowed to stand.

The Company was named as defendant in the following purported class action lawsuits: Chain v. General American Life Insurance Company (filed in the U.S. District Court for the Northern District of Mississippi in 1996); Newburg Trust
v. General American Life Insurance Company (filed in the U.S. District Court for the District of Massachusetts in 1996); and Ludwig, Sippil, DAllesandro and Cunningham v. General American Life Insurance Company (filed in the U.S. District Court for the Southern District of Illinois in 1997). These lawsuits allege that the Company engaged in deceptive sales practices in connection with the sale of certain life insurance policies. None of these lawsuits has been certified as a class action. Although the claims asserted in each lawsuit are not identical, the plaintiffs seek unspecified actual and punitive damages under similar claims, including breach of contract, fraud, intentional or negligent misrepresentation, breach of fiduciary duty and unjust enrichment. The Company filed a motion to dismiss all of the claims in each of the lawsuits. The Court in each of these lawsuits has dismissed certain of the plaintiffs' claims while allowing others to proceed. These three cases have been consolidated with one individual case in the U.S. District Court for the Eastern District of Missouri. The Company has negotiated a settlement agreement with counsel for plaintiffs which resolves all matters concerning the relief for the class. There is, however, no agreement on the attorneys' fees or expenses of class counsel. This settlement is in the process of being finalized. It will then be submitted to the Court for review and approval along with the issue of attorneys' fees and expenses. If the settlement is not approved the Company intends to continue to oppose the lawsuits vigorously.

In addition to the matters discussed above, the Company is involved in pending and threatened litigation in the normal course of its business. While the outcome of these matters cannot be predicted with certainty, at the present time and based on information currently available, management does not believe that the Company's liability arising from pending or threatened litigation will have a material adverse affect on the Company's financial condition or results of operations.

General American Life Insurance Company and Subsidiaries

(14)  RELATED PARTY TRANSACTIONS

In 1999, GenAmerica made capital contributions to the Company of $38.0 million, $10.1 million of NaviSys Incorporated's (NaviSys) equity, and $20.0 million of NaviSys' bonds. The $38.0 million contribution consisted of a promissory note from ARM, and was expensed by the Company after it became uncollectible.

The following related party transactions occurred in the connection with MetLife's acquisition of GenAmerica.

     The Company paid and expensed approximately $20 million to MetLife as consideration for MetLife's willingness to accept the funding agreement business of General American as described in Note 1.

     The Company paid $40 million to MetLife during 1999 which ultimately was returned to GAMHC at the closing on January 6, 2000. This transaction has been recorded as a dividend by the Company to GAMHC in the accompanying financial statements.

     Subsequent to December 31, 1999 an additional $40 million was paid to MetLife on behalf of GAMHC.

     During 1999, GenAmerica paid and expensed $12 million of investment advisory fees for which GAMHC and GenAmerica were jointly and severably liable.

RGA also has reinsurance transactions between MetLife and certain of its subsidiaries. Under these agreements, RGA reflected earned premiums of approximately $108 million and $113 million in 1999 and 1998, respectively. The earned premiums reflect the net of business assumed from and ceded to MetLife and its subsidiaries. Underwriting gain (loss) on this business was approximately $12 million and $13 million in 1999 and 1998, respectively.

(15)  SUBSEQUENT EVENTS

On January 1, 2000, the Company exited the Group Health business through the Asset Purchase Agreement and related reinsurance arrangements with Great-West Life & Annuity Insurance Company (Great-West). This agreement also includes any life business that is directly associated to the health business.

The Company is required to reimburse Great-West for up to $10 million in net operating losses incurred during 2000. These amounts have been fully accrued in the 1999 consolidated financial statements of the Company. The Company must also compensate Great-West for certain receivables related to this business should they be deemed uncollectible.

On January 18, 2000, MetLife proposed to acquire all of Conning's outstanding shares of common stock not already controlled by MetLife for $10.50 per share in cash. MetLife acquired a beneficial interest of approximately 61% in Conning as a result of its January 6, 2000 acquisition of GenAmerica. Conning has received MetLife's proposal and the Conning Board of Directors is evaluating the proposed transaction.

General American Life Insurance Company and Subsidiaries

On January 24, 2000, Conning announced that it had learned of a complaint purporting to be a shareholder class action suit that has been filed in the Supreme Court of the State of New York, naming Conning and MetLife as co-defendants. The complaint follows the January 18, 2000 announcement of MetLife's proposal to acquire all of the outstanding shares of common stock not already controlled by MetLife for $10.50 per share in cash. The complaint alleges that MetLife's proposal to acquire the remaining equity interest in Conning fails to offer a fair price to Conning's shareholders and lacks adequate procedural protections. Additionally, the complaint alleges that as a result of MetLife's proposal, the defendants have engaged in acts of self-dealing and breeches of fiduciary duty in connection with the proposed transaction.

Conning was subsequently served with the complaint and believes the plaintiff's claims are without merit.

                                     PART C

                                OTHER INFORMATION

Item 24. Financial statements and Exhibits

(a)  Financial Statements

     All  required  financial   statements  are  included  in  Part  B  of  this
     Registration Statement.

(b)  Exhibits

(1) Resolutions of the Board of Directors of General American Life Insurance Company ("General American") authorizing establishment of the Separate Account (to be filed by amendment)

(2)  Not Applicable

(3)  (a) Form of Distribution Agreement (to be filed by amendment)

     (b)  Form of Selling Agreement (to be filed by amendment)

(4) (a) Form of tax deferred group variable annuity contract (No. _______) (to be filed by amendment)

     (b) Endorsement related to the reorganization of Separate Account (to be filed by amendment)

     (c) Form of endorsement allowing other Fund sponsors (No. 1098900) (to be filed by amendment)

     (d) Form of endorsement relating to tax sheltered annuities, Section 403(b) IRC (No. 1098600) (to be filed by amendment)

     (e) Form of endorsement relating to tax sheltered annuities with employer contribution (No. 1098800) (to be filed by amendment)

(5)  Form of application (to be filed by amendment)

(6) (a) Amended and Restated Charter and Articles of Incorporation of General American Life Insurance Company*

     (b)  By-laws of General American*

(7)  Not applicable

(8)  Not applicable

(9)  Opinion and Consent of Counsel

(10) Consent of Independent Accountants with financial statements

(11) No financial statements are omitted from item 23

(12) Not applicable

(13) Not applicable

(14) Not applicable


----------------
*incorporated   by  reference  to   Post-Effective   Amendment  No.  43  to  the
Registration Statement on Form N-4, File Nos. 002-39272 and 811-02162 as filed electronically on April 17, 1998

Item 25.  Directors and Officers of the Depositor



Officer's Name and Principal                         Positions and Offices
    Business Address*                                  with Depositor
    -----------------                                  --------------

Robert J. Banstetter, Sr.                                     Vice President, General
700 Market Street                                             Counsel & Secretary, Feb.
St. Louis, MO  63101                                          1991 to present.  Vice President and General
                                                              Counsel, Jan. 1983 - Feb. 1991.

Barry C. Cooper                                               Vice President and Controller and Chief
700 Market Street                                             Financial Officer (Principal Accounting
St. Louis, MO 63101                                           and Financial Officer).

Kevin C. Eichner                                              President and Chief Executive Officer
700 Market Street                                             (Principal Executive Officer) from February,
St. Louis, MO 63101                                           2000 to present; prior thereto, Executive
                                                              Vice     President
                                                              from  October 1997
                                                              to February, 2000.


E. Thomas Hughes                                              Corporate Actuary and





700 Market Street                                             Treasurer, Oct. 1994 to
St. Louis, MO  63101                                          present.  Formerly Executive Vice President - Group
                                                              Pensions, March 1990 - Oct. 1994.

Richard A. Liddy                                              Chairman, Jan. 1995 to present; prior thereto,
700 Market Street                                             Chairman and Chief Executive Officer, Jan. 1995
St. Louis, MO 63101                                           to February, 2000; Formerly, President and
                                                              Chief Executive Officer, May 1992 - Jan 1995.
                                                              President and Chief Operating Officer, May 1988 -
                                                              May 1992.

Bernard H. Wolzenski                                          Executive Vice President- Individual, Oct. 1991 to
                                                              present.  Formerly Vice President, Individual Life
                                                              Products, May 1986 - Oct. 1991.


A. Greig Woodring                                             President  and Chief
1370 Timberlake Manor Parkway                                 Executive Officer,
St. Louis, MO  63017-6039                                     Reinsurance Group of America, Dec. 1992 to
                                                              present.  Also, Executive Vice President
                                                              Reinsurance.



******

* The principal business address of each person listed is General American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128, unless otherwise indicated.

                                                              Positions and Offices
Directors                                                         with Depositor
---------                                                         --------------

James M. Benson                                               Director
Metropolitan Life Insurance Company
1 Madison Avenue
New York, NY 10010


August A. Busch III                                           Director
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118

William E. Cornelius                                          Director
Union Electric Company
1901 Chouteau Street





St. Louis, MO  63103

John C. Danforth                                              Director
Bryan Cave
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102

William E. Maritz                                             Director
Maritz, Inc.
1375 North Highway Drive
Fenton, Missouri 63099

Stewart G. Nagler                                             Director
Metropolitan Life Insurance Company
1 Madison Avenue
New York, NY 10010

Craig D. Schnuck                                              Director
Schnuck Markets, Inc.
11420 Lackland Road
P.O. Box 46928
St. Louis, Missouri 63146

William P. Stiritz                                            Director
Agribrands International, Inc.
9811 South Forty Drive
St. Louis, Missouri  63124

Andrew C. Taylor                                              Director
Enterprise Rent-A-Car
600 Corporate Park Drive
St. Louis, Missouri 63105


Robert L. Virgil                                              Director
Edward Jones and Company
12555 Manchester Road
St. Louis, Missouri 63131-3729

Virginia V. Weldon, M.D.                                      Director
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167



Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant


                     LIST OF SUBSIDIARIES AND AFFILIATES OF
                             GENAMERICA CORPORATION
                             As of January 27, 2000
Metropolitan Life Insurance Company:  Holds all of the stock in GenAmerica Corporation.

GenAmerica Corporation:  formed to hold all of the stock of General American Life Insurance Company.

         GenAmerica Management Corporation:  central management corporation.

         Walnut Street Securities, Inc.:  wholly-owned subsidiary engaged in the process of selling variable life insurance and variable annuities and other securities.

                  Walnut Street Advisers, Inc.:  wholly-owned subsidiary of Walnut Street Securities engaged in the business of giving investment advice.

                  WSS Insurance Agency of Alabama, Inc.:  Formed to act as a resident insurance agency for Walnut
                  Street Securities, Inc. in Alabama.

                  WSS Insurance Agency of Massachusetts, Inc.:  Formed to act as a resident insurance agency for
                  Walnut Street Securities, Inc. in Massachusetts.

                  WSS Insurance Agency of Ohio, Inc.:  Formed to act as a resident insurance agency for Walnut
                  Street Securities, Inc. in Ohio.

                  WSS Insurance Agency of Texas, Inc.:  Formed to act as a resident insurance agency for Walnut
                  Street Securities, Inc. in Texas.

         Collaborative Strategies, Inc.:  wholly-owned business management consulting company.

         GenAmerica Capital I: Wholly-owned Delaware trust formed for the purpose of issuing securities as an investment vehicle for GenAmerica
         Corporation.

         Missouri Reinsurance (Barbados), Inc.:  wholly-owned Barbados exempt life, accident and health reinsurance company.

         VirtualFinances.Com,   Inc.:   Wholly-owned   company  formed  for  the
         E-Commerce initiative of GeneraLife.

         Benefit Resource Life Insurance Company (Bermuda) Ltd. (fka RGA Insurance Company (Bermuda) Limited):
         subsidiary formed to engage in insurance business.

         General American Life Insurance Company:  an insurance company selling life and health insurance and pensions.

                  GenAm Benefits Insurance Company (fka EBPLife Insurance Company):  wholly-owned subsidiary formed to hold all group business.

                  Cova Corporation:  wholly-owned subsidiary formed to own the former Xerox Life companies.

                           Cova Financial Services Life Insurance Company:  wholly-owned by Cova Corporation, engaged in the business of selling annuities and life insurance.





                                    First Cova Life Insurance Company:  wholly-owned by Cova Financial Services
                                    Life Insurance Company, engaged in the sale of life insurance in New York.

                                    Cova Financial Life Insurance Company:  wholly-owned by Cova Corporation, engaged in the sale of life insurance and annuities in California.

                           Cova Life Management Company:  wholly-owned by Cova Corporation.  Employer of the individuals operating the Cova companies.

                                    Cova Investment Advisory Corporation:  wholly-owned by Cova Life Management
                                    Company.  Intended to provide investment advice to Cova Life insureds and annuity owners.

                                    Cova Investment Allocation Corporation:  wholly-owned by Cova Life Management
                                    Company.  Intended to provide advice on allocation of premiums to Cova Life insureds and annuity owners.

                                    Cova Life Sales Company:  wholly-owned by Cova Life Management Company.
                                    Broker-dealer established to supervise sales of Cova Life contracts.

                                    Cova Life Administration Services Company: wholly-owned by Cova Life
                                    Management Company.  Provides administrative services for Cova annuities.

                  General Life Insurance Company:  wholly-owned subsidiary, domiciled in Texas, engaged in the business of selling life insurance and annuities.

                           General Life Insurance Company of America:  wholly-owned subsidiary, domiciled in
                           Illinois, engaged in the business of selling life insurance and annuities.

                  Paragon Life Insurance Company:  wholly-owned subsidiary engaged in employer sponsored sales of life insurance.

                  Equity Intermediary Company:  wholly-owned subsidiary holding company formed to own stock in subsidiaries.

                           Reinsurance Group of America, Incorporated:  subsidiary, of which approximately 53.5%
                           is owned by Equity Intermediary and the balance by the public.

                                    RGA Sudamerica S.A.: Chilean subsidiary,  of
                                    which  all but one share is owned by RGA and
                                    one  share  is  owned  by  RGA   Reinsurance
                                    Company,    existing    to   hold    Chilean
                                    reinsurance operations.

                                            BHIF  America  Sequros de Vida S.A.:
                                            Chilean subsidiary,  of which 50% is
                                            owned by RGA Sudamerica S.A. and 50%
                                            is  owned  by   Chilean   interests,
                                            engaged    in    business    as    a
                                            life/annuity insurer.

                                            RGA Reinsurance Company Chile S.A.:  100% owned by RGA, engaged in business of reinsuring life and annuity business of BHIF America.

                                    General American  Argentina  Sequros de Vida
                                    S.A.: Argentinean subsidiary 100% owned by RGA, engaged in business as a life, annuity, disability and survivorship insurer.





                                    RGA Argentina S.A.:  Argentinian subsidiary 100% owned by RGA.

                                    Reinsurance Company of Missouri, Incorporated:  wholly owned subsidiary formed for the purpose of owning RGA Reinsurance Company.

                                            RGA Reinsurance Company:  subsidiary engaged in the reinsurance business.

                                                     Fairfield Management Group, Inc.:  100% owned subsidiary.

                                                     Reinsurance Partners, Inc.:  wholly-owned subsidiary of
                                                     Fairfield Management Group, Inc., engaged in business as a reinsurance brokerage company.

                                                              Great Rivers Reinsurance Management, Inc.:
                                                              wholly-owned subsidiary of Fairfield Management
                                                              Group, Inc., acting as a reinsurance manager.

                                                              RGA (U.K.) Underwriting Agency Limited:
                                                              wholly-owned by Fairfield Management Group, Inc.

                                    RGA Reinsurance Company (Barbados) Ltd.:  subsidiary of Reinsurance Group of
                                    America, Incorporated formed to engage in the exempt insurance business.

                                            RGA/Swiss  Financial Group,  L.L.C.:
                                            40%  owned   subsidiary   formed  to
                                            market    and    manage    financial
                                            reinsurance  business  to be assumed
                                            by RGA Reinsurance Company.

                                    Triad Re, Ltd.:  Reinsurance Group of America, Incorporated owns 100% of all outstanding and issued shares of the Company's preferred stock.  Reinsurance
                                    Group of America, Inc. owns 66.67% of all outstanding and issued shares of the
                                    Company's common stock.  Schmitt-Sussman Enterprises, Inc. owns 33.33% of all outstanding and issued shares of the Company's common stock.

                                    RGA Americas Reinsurance Company, Ltd.:  Reinsurance Group of America,
                                    Incorporated owns 100% of this company.

                                    RGA International Ltd.:  a New Brunswick corporation wholly-owned by
                                    Reinsurance Group of America, existing to hold Canadian reinsurance operations.

                                            RGA Financial Products Limited:  100% owned by RGA International Ltd.
                                            (100 Class A shares).

                                            RGA Canada Management Company, Ltd.:  a New Brunswick corporation wholly-owned by G.A. Canadian Holdings, existing to accommodate
                                            Canadian investors.

                                                     RGA Life Reinsurance Company of Canada:  wholly-owned by RGA
                                                     Canada Management Company, Ltd.

                           RGA Holdings Limited:  holding company formed in the United Kingdom to own two operating companies:  RGA Managing Agency Limited and RGA Capital Limited.





                                    RGA Capital Limited:  company is a corporate member of a Lloyd's life syndicate.

                                    RGA Managing Agency Limited:  inactive company.

                           RGA Australian Holdings Pty Limited:  holding company formed to own RGA Reinsurance
                           Company of Australia Limited.

                                    RGA Reinsurance Company of Australia Limited:  formed to reinsure the life, health and accident business of non-affiliated Australian insurance companies.

                           RGA South African Holdings (Pty) Ltd.:  100% owned by Reinsurance Group of America,
                           Incorporated formed for the purpose of holding RGA Reinsurance Company of South Africa
                           Limited.

                                    RGA Reinsurance Company of South Africa Limited:  100% owned by RGA South
                                    African Holdings (Pty) Ltd.

                  Security Equity Life Insurance Company:  wholly-owned subsidiary, domiciled in New York, engaged in the business of selling life insurance and annuities.

                  GenAm Holding Company:  Formed to hold stock in various non-insurance subsidiaries.

                           NaviSys Incorporated:  wholly-owned subsidiary engaged in the sale of computer software and in providing third party administrative services.

                                    NaviSys Enterprise Solutions, Inc.:  80% owned by NaviSys Incorporated.  New
                                    Jersey corporation providing enterprise life administration software.

                                    NaviSys Illustration Solutions, Inc.:  100% owned by NaviSys Incorporated.
                                    Pennsylvania corporation providing sales illustration software.

                                    NaviSys Asia Pacific Limited:  100% owned by NaviSys Incorporated.  Engaged in licensing of software products in Hong Kong.

                                    NaviSys de Mexico, S.A. de C.V.:  100% owned by NaviSys Incorporated, engaged in licensing of NaviSys software products in Latin America.

                                    Genelco Software, S.A.:  100% owned by NaviSys Incorporated, engaged in licensing of NaviSys software products in Spain.

                           Conning Corporation:  61% owned subsidiary formed to own the Conning companies (with the remainder owned by MetLife).

                                    Conning, Inc.:  a holding company organized under Delaware law.

                                    Conning & Company:  a Connecticut corporation engaged in providing asset management and investment advisory services as well as insurance research services.

                                    Conning Asset Management Company:  a Missouri corporation engaged in providing investment advice.





                           Red Oak Realty Company:  wholly-owned subsidiary formed for the purpose of investing in and operating real estate.

                           GenMark Incorporated:  wholly-owned subsidiary company acting as distribution company.

                                    Stan Mintz Associates, Inc.:  wholly-owned subsidiary purchased to maintain a significant marketing presence in the Madison, Wisconsin area upon the retirement of General Agent Stan Mintz.

                                    GenMark Insurance Agency of Alabama, Inc.:  formed to act as resident insurance agency in Alabama.

                                    GenMark Insurance Agency of  Massachusetts, Inc.:  formed to act as resident insurance agency in Massachusetts.

                                    GenMark Insurance Agency of Ohio, Inc.:  formed to act as resident insurance agency in Ohio.

                                    GenMark Insurance Agency of Texas, Inc.:  formed to act as resident insurance agency in Texas.

                           White Oak Royalty Company:  wholly-owned, second-tier subsidiary formed to own mineral interests.

Mutual funds associated with General American Life Insurance Company:

         General American Capital Company


Item 27. Number of Contract Owners


This prospectus describes a new product which has not been sold to any contract owners. However, Separate Account Two had the following number of contract owners for other contracts offered in accordance with the original prospectus:

As of May 31, 2000:

Title of Class                      Number of Owners of Record

Qualified                                10,002
Non-Qualified                             1,580


Item 28. Indemnification

Section 351.355 of the Missouri General and Business Corporation Law, in brief, allows a corporation to indemnify any person who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Where any person was or is a party or is threatened to be made a party in an action or suit by or in the right of the corporation to procure a judgment in its favor, indemnification may not be paid where such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless a court determines that the person is fairly and reasonably entitled to indemnity. A corporation has the power to give any further indemnity, to any person who is or was a director, officer, employee or agent, provided for in the articles of incorporation or as authorized by any by-law which has been adopted by vote of the shareholders, provided that no such indemnity shall indemnify any person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

In accordance with Missouri law, General American's Board of Directors, at its meeting on 19 November 1987 and the policyholders of General American at the annual meeting held on 26 January 1988 adopted the following resolutions:

"BE IT RESOLVED THAT

     1. The company shall indemnify any person who is or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with any civil, criminal, administrative or investigative action, proceeding or claim (including an action by or in the right of the company) by reason of the fact that he or she was serving in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; provided that such person's conduct is not finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

     2. The indemnification provided herein shall not be deemed exclusive of any other rights to which a director, officer, or employee may be entitled under any agreement, vote of policyholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, or employee and shall inure to the benefit of the heirs, executors and administrators of such a person."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

     (a) Walnut Street Securities, Inc., serves as the principal underwriter for the variable annuity contracts funded by Separate Account Two. Walnut Street Securities also serves as the principal underwriter for variable life insurance policies funded by Separate Account Eleven of General American.

     (b) Directors and Officers

         Name and Principal Business                          Positions and Offices
               Address*                                          with Underwriter
               --------                                          ----------------
         Officers
         Richard J. Miller                           President, Chief
                                                     Executive Officer
         Don P. Wuller                               Senior Vice President,
                                                     Administration and Chief Financial Officer
         Stephen E. Abbey                            Vice President, Special Markets
                                                     and Assistant Secretary
         E. Thomas Hughes, Jr.                       Treasurer
         Norman R. Lazarus                           Vice President, Compliance
         Directors
         Dona L. Barber                              Director
         Kevin C. Eichner                            Director, Chairman
         Matthew P. McCauley                         Director
         Richard J. Miller                           Director
         Steven C. Palmitier                         Director
         Bernard H Wolzenski                         Director

* Messrs. Hughes and McCauley, are at 700 Market Street, St. Louis, Missouri 63101. Mr. Wolzenski is at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. Messrs. Abbey, Anderson, Miller, Palmitier, and Wuller are at 400 South Fourth Street, Suite 1000, St. Louis, Missouri 63102.

     (c)  Principal Underwriter

         Walnut Street     1999 Brokerage            1999 Net Underwriting
                           Commission                Compensation
                           $18,682,250               $528,062

Item 30. Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by General American at its administrative offices, 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

Item 31. Management Services

All management contracts are discussed in Part A or Part B.

Item 32. Undertakings and Representations

     (a) Registrant undertakes that it will file post-effective amendments to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include, as part of the application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to General American at the address or phone number listed in the prospectus.

     (d) Registrant represents that it is relying upon a "no-action" letter (No. P-6-88) issued to the American Council of Life Insurance concerning the conflict between the redeemability requirements of sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940 and the limits on the redeemability of variable annuities imposed by section 403(b)(11) of the Internal Revenue Code. Registrant has included disclosure concerning the 403(b)(11) restrictions in its prospectus and sales literature, and established a procedure whereby each plan participant will sign a statement acknowledging these restrictions before the contract is issued. Sales representatives have been instructed to bring the restrictions to the attention of potential plan participants.

     (e) General American, of which Registrant forms a part, hereby represents that the fees and charges deducted under the terms of the Contracts are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected, and the risks assumed by General American.






                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, General American Separate Account Two has caused this

Registration Statement to be signed on its behalf in the City of St. Louis, State of Missouri, on the 3rd day of October, 2000.

                         GENERAL AMERICAN SEPARATE ACCOUNT
                         TWO (REGISTRANT)

                         By:      GENERAL AMERICAN LIFE
                                  INSURANCE COMPANY (for
                                  Registrant and as Depositor)


                                  By:   *
                                      Kevin C. Eichner
                                      President and Chief Executive Officer



As required by the Securities Act of 1933 and the Investment Company Act of 1940, this amended Registration Statement has been signed below by the following persons in their capacities with General American Life Insurance Company and on the dates indicated.

Signature                                   Title                               Date


*

Richard A. Liddy                   Chairman and Director                      10-3-00



*
______________________             President and Chief Executive              10-3-00
Kevin C. Eichner                   Officer (Principal Executive Officer)


*
-----------------
Barry C. Cooper                     Vice President and Controller             10-3-00
                                    and Chief Financial Officer
                                    (Principal Accounting and
                                    Financial Officer)



*
James M. Benson                     Director                                  10-3-00








*
August A. Busch, III                Director                                  10-3-00

*
William E. Cornelius                Director                                  10-3-00

*
John C. Danforth                    Director                                  10-3-00


*
William E. Maritz                   Director                                  10-3-00


*
Stewart G. Nagler                   Director                                  10-3-00


*
Craig D. Schnuck                    Director                                  10-3-00

*
William P. Stiritz                  Director                                  10-3-00

*
Andrew C. Taylor                    Director                                  10-3-00


*
Robert L. Virgil, Jr.               Director                                  10-3-00

*
Virginia V. Weldon                  Director                                  10-3-00





*By: /s/WILLIAM L. HUTTON
     ---------------------
        William L. Hutton


* Original powers of attorney authorizing William L. Hutton to sign the registration statement and amendments thereto on behalf of the Directors of General American Life Insurance Company are filed herewith.

                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/JAMES M. BENSON



Date: 6/23/00


                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/AUGUST A. BUSCH, III
   --------------------
   August A. Busch, III


Date: 7/29/99

                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/BARRY C. COOPER
   --------------------
   Barry C. Cooper


Date: 8-25-00



                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/WILLIAM E. CORNELIUS
   --------------------
   William E. Cornelius


Date: 7/22/99

                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/JOHN C. DANFORTH
   --------------------
   John C. Danforth


Date: 7/29/99



                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/KEVIN C. EICHNER
   --------------------
   Kevin C. Eichner


Date: 8/29/00

                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/RICHARD A. LIDDY
   --------------------
   Richard A. Liddy


Date: 7/23/99



                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/WILLIAM E. MARITZ
   --------------------
   William E. Maritz


Date: 7/22/99

                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/S/STEWART G. NAGLER
   --------------------
   Stewart G. Nagler


Date: August 7, 2000


                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/CRAIG D. SCHNUCK
   --------------------
   Craig D. Schnuck


Date: 7/22/99

                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/WILLIAM P. STIRITZ
   --------------------
   William P. Stiritz


Date: 7/26/99



                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/ANDREW C. TAYLOR
   --------------------
   Andrew C. Taylor

Date: 7/23/99



                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/ROBERT L. VIRGIL
   --------------------
   Robert L. Virgil


Date: July 25, 1999



                            LIMITED POWER OF ATTORNEY
                        WITH RESPECT TO FILINGS WITH THE
                       SECURITIES AND EXCHANGE COMMISSION


The undersigned Director of General American Life Insurance Company (the "Company") hereby constitutes and appoints the Company's Secretary and Assistant Secretaries as well as William L. Hutton, Esq. and Christopher A. Martin, Esq., and each of them singly, the Director's limited attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any registration statement, amendment thereto, or other filing, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.



/s/VIRGINIA V. WELDON
   --------------------
   Virginia V. Weldon

Date: 7/23/99


                                INDEX TO EXHIBITS


EX-99.(b)(9)   Opinion and Consent of Counsel
EX-99.(b)(10)  Consent of Independent Accountants